Filed pursuant to Rule 424(b)(2)

Registration No. 333-93401
Prospectus Supplement
(To Prospectus dated December 22, 1999)

$250,000,000

7% Senior Notes due 2006

      This is a public offering of $250,000,000 of 7% Senior Notes due August 15, 2006. Interest on the notes is payable on August 15 and February 15 of each year, beginning February 15, 2002. The notes are unsecured and unsubordinated obligations and will rank equally with all of the our existing and future unsecured and unsubordinated obligations. As of June 30, 2001, on a pro forma basis after giving effect to the offering, we will have approximately $529.9 million of senior unsecured indebtedness, consisting of $248.5 million aggregate principal amount of indebtedness (net of issue discount) under the notes, $198.5 million (net of issue discount) in senior notes due 2008, and $82.9 million of long-term bank borrowings.

      We can redeem the notes prior to maturity, in whole or in part, at a redemption price equal to the make-whole payment described in this prospectus supplement. There is no sinking fund for the notes. We do not intend to list the notes on any securities exchange.

       Investing in the notes involves risks. See “Risk Factors” which begin on page S-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement, the accompanying prospectus or any pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total

Public Offering Price(1)	99.417%	$248,542,500

Underwriting Discount	0.80%	$2,000,000

Proceeds, Before Expenses, to The Dial Corporation	98.617%	$246,542,500

(1)	Plus accrued interest, if any, from August 17, 2001.

      The underwriters expect to deliver notes in book-entry form through the facilities of The Depository Trust Company against payment in New York, New York on or about August 17, 2001

Joint Book-Running Managers

Banc of America Securities LLC	Deutsche Banc Alex. Brown

Co-Managers

Banc One Capital Markets, Inc.	Wachovia Securities, Inc.

The date of this prospectus supplement is August 14, 2001.

      You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not making an offer to sell or a solicitation of an offer to buy these securities in any jurisdiction where the offer, sale or solicitation is not permitted. You should assume that the information appearing in this prospectus supplement is accurate as of the date on the front cover only. Our business, financial condition, results of operations and prospectus may have changed since that date.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

Dial®, Purex®, Purex Advanced®, Purex Toss “n Soft®, Purex Tabs®, Renuzit®, Armour®, Armour Star®, Nature’s Accents®, Dial Complete®, Dial Aloe®, Liquid Dial®, Coast®, Tone®, Pure & Natural®, Zout®, Trend®, Borateem®, Vano®, Sta-Flo®, Boraxo®, 20 Mule Team®, Fels Naptha®, La France®, Treet®, Cream®, Freeman®, Sarah Michaels®, Plusbelle®, and Custom Cleaner® and related names used in this prospectus supplement are our registered trademarks or are licensed for our use. This prospectus supplement and the accompanying prospectus also use trademarks of other companies and businesses.

i

Prospectus Supplement Summary

      The following material is qualified in its entirety by reference to the detailed information and financial statements incorporated by reference in this prospectus supplement and accompanying prospectus. You should review this information before investing in our notes.

      Unless otherwise noted in this prospectus supplement, all market share data are as of the 52 week period ended July 1, 2001, and are based on sales in the U.S. market, which with respect to soap products is measured by ounces sold, with respect to detergent products is measured by standard cases sold and with respect to air fresheners and canned meats is measured by units sold.

The Company

      We are a leading consumer products company, marketing products under such well-known brand names as Dial® soaps, Purex® detergents, Renuzit® air fresheners and Armour® canned meats. Dial is the number one brand of soap in America; Purex is the second largest brand of laundry detergent in the United States; Armour is the second largest brand of canned meats in the United States and Renuzit is the second leading brand of Air Freshener in the United States. We consider these brands to be our “core business”. We also have an International business, as well as a domestic Specialty Personal Care business that markets skin, hair, bath and foot care products.

      We have been an independent company since August 1996. From that time through the end of 1999, we followed a strategy of focusing on our core business and were successful in improving profits and cash flows. Following earnings disappointments in 2000, we brought in a new management team in the third quarter of 2000, including a new Chief Executive Officer and Chief Financial Officer.

      Herbert Baum, our Chief Executive Officer, has over 22 years of experience in consumer products. Since this transition, we have undertaken a number of strategic imperatives designed to return Dial to the level of profits and cash flows experienced from 1996 to 1999:

•	we suspended our acquisition strategy and, instead, have sought and will continue to seek sales and profit growth from the development and introduction of innovative new products within our core business. Examples for 2001 include Dial Complete®, an antibacterial foaming hand wash, a Dial Aloe® line extension and Purex Tabs® laundry detergent tablets

•	we returned our business focus to our core brands; specifically we:

•	reorganized our unprofitable joint ventures with Henkel KGaA, a German consumer products company

•	began to explore strategic alternatives for our Specialty Personal Care business and our business in Argentina

•	eliminated a substantial number of underperforming items in our Specialty Personal Care business and discontinued our Nature’s Accents® product line

•	improved the efficiency of our business by distributing more evenly our sales, resulting in improved margins and reduced working capital requirements

•	we added free cash flow improvement and debt reduction as key components of our strategy; specifically we:

•	eliminated our share repurchase program

•	reduced our annual dividend by half

•	reduced annual capital expenditures below the level of depreciation

•	based 35% of management’s incentive plan on cash flow measures

•	committed to use proceeds from assets sales to reduce debt.

      As a result of these measures, our 2001 financial results have begun to show significant improvement. In this regard, we recently announced that our net sales, operating income, and net income for the six months ended June 30, 2001 were $830.7 million, $67.6 million and $27.8 million as compared to $781.9 million, $52.6 million and $22.6 million for the same period a year ago. In addition, we have reduced our total interest-bearing indebtedness by $129.5 million from $657.0 million at June 30, 2000 to $527.5 at June 30, 2001.

      During 2001, we adjusted our list prices and trade promotion spending on selected personal cleansing and laundry care products to more closely align with our shelf pricing strategies. Because the reduction in list price is offset by a reduction in trade promotion spending, there is no effect on our net earnings. Without giving effect to these adjustments, our net sales, gross profit, and gross profit margin for the six months ended June 30, 2001, would have increased an additional $20.1 million, $20.1 million and 1.2%, respectively.

      On August 3, 2001, we announced that our Board of Directors had reviewed our options as a company and concluded that our long-term interests would be best served if we were part of a larger enterprise. In this regard, although we will continue to focus on improving our operating results as a stand alone company, we believe that we should concurrently explore our opportunities to become part of a larger company, with each pursuit intended to maximize shareholder value. These opportunities may include exploring transactions with multiple parties.

      No time constraints have been set for any transaction. Accordingly, there is no assurance that any sale, merger or other transactions involving us or any of our businesses will occur in the near future or at all.

      Our corporate headquarters and principal executive offices are located at 15501 North Dial Boulevard, Scottsdale, Arizona 85260-1619, and our telephone number is (480) 754-3425.

The Offering

Issuer	The Dial Corporation

Securities	$250 million aggregate principal amount of 7% Senior Notes due 2006.

Maturity Date	August 15, 2006.

Interest Payment Dates	August 15 and February 15 commencing February 15, 2002.

Record Dates	August 1 and February 1.

Ranking	The notes will be unsecured and unsubordinated debt. The notes rank equally with all of our existing and future unsecured and unsubordinated debt.

Redemption	We can redeem the notes prior to maturity, in whole or in part, at a redemption price equal to the greater of the principal amount of such notes and the make-whole price described under “Description of the Notes” in this prospectus supplement, plus, in each case, accrued and unpaid interest.

Change of Control	Upon a change of control that is followed by a downgrade in the rating of the notes from our current senior debt rating, we will be required to make an offer to purchase each holder’s notes at a price equal to 101% of their principal amount, plus accrued interest and unpaid interest, if any, to the date of purchase.

Significant Asset Sale	Upon the first sale of assets by us that, alone or with other sales occurring after the notes are issued (in each case, outside the ordinary course of business), yields gross proceeds to us of $500 million or more in the aggregate and that is followed by a downgrade in the rating of the notes from our current senior debt rating, we will be required to make an offer to purchase each holder’s notes at a price equal to 101% of their principal amount, plus accrued interest and unpaid interest, if any, to the date of purchase.

Form of Notes	One or more global securities, held in the name of Cede & Co., the nominee of The Depository Trust Company.

Use of proceeds	To repay indebtedness. See “Use of Proceeds.”

Summary Consolidated Financial Data

	(unaudited)		Year Ended
	Six Months Ended
			Dec. 31,	Dec. 31,	Dec. 31,
	June 30, 2001	July 1, 2000	2000	1999	1998

	(dollars in thousands)

Selected Statement of Operations Data:

Net sales(1)(2)	$830,686	$781,865	$1,638,540	$1,721,566	$1,524,517

Cost of products sold(2)	(421,888)	(397,413)	(847,413)	(860,811)	(787,401)

Asset writedowns and discontinued product inventories as a result of restructuring	—	(17,232)	(49,174)	—	—

Selling, general and administrative expenses	(341,203)	(310,772)	(664,422)	(645,613)	(553,181)

Restructuring charges and other asset writedowns	––	(3,835)	(18,190)	—	—

Interest and other expenses	(25,895)	(21,962)	(50,306)	(32,712)	(23,358)

Net income (loss) of joint ventures(3)	2,003	(4,345)	(37,615)	(1,347)	—

Other income-gain on special items	—	6,662	9,243	—	—

Income (loss) before income taxes	43,703	32,968	(19,337)	181,083	160,577

Income taxes (benefit)	15,865	10,342	(8,329)	64,317	57,961

Net income (loss)	$27,838	$22,626	$(11,008)	$116,766	$102,616

Other Financial Data:

EBITDA(4)	91,964	91,569	165,611	246,266	207,592

EBITDA margin(5)	11.07%	11.71%	10.11%	14.30%	13.62%

Ratio of total debt to EBITDA	2.87	3.58	3.59	1.47	1.40

Depreciation and amortization	27,370	25,684	53,996	43,130	36,489

Capital expenditures	9,796	18,899	45,885	62,495	50,330

Dividends on common shares(6)	7,288	14,820	25,762	31,407	31,497

At June 30,
2001(7)

(in thousands)

Selected Balance Sheet Data:

Working capital	$8,515

Total assets	$1,311,331

Total debt	$527,466

Total stockholders’ equity	$317,372

(1)	Under newly adopted accounting guidance, beginning in the first quarter of 2002, we and other industry participants will be required to record most or all of our trade promotion expense as a reduction of sales, rather than as selling, general and administrative expenses. In 2001, we expect to incur approximately $390 million of trade promotion expense. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Accounting Pronouncements”.

(2)	Under newly adopted accounting guidance, beginning in the first quarter of 2002, we and other industry participants will be required to change the way we classify certain sales incentives, including coupons, rebates and free products, which are currently recorded as selling, general and administrative expenses. The cost of coupons and rebates, which is anticipated to be approximately $16.6 million in 2001, will be recorded as a reduction of net sales. The cost of free products, which is anticipated to be approximately $9.5 million in 2001, will be recorded as cost of products sold. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Accounting Pronouncements”.

(3)	Includes special charges of $30.5 million in 2000.

(4)	EBITDA represents earnings before interest expense, income taxes, depreciation and amortization, asset writedowns and discontinued product inventories as a result of restructuring and special charges, and other income — gain on special items. EBITDA is presented here because it is a widely accepted financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA as presented may not be comparable to similarly titled measures reported by other companies because not all companies necessarily calculate EBITDA in an identical manner and, therefore, it is not necessarily an accurate means of comparison between companies. EBITDA is not intended to represent cash flows for the period or funds available for management’s discretionary use nor has it been presented as an alternative to operating income or as an indicator of operating performance and it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(5)	EBITDA margin is calculated by dividing EBITDA by net sales.

(6)	We reduced our quarterly dividends from $0.08 to $0.04 per share, effective the fourth quarter of 2000.

(7)	Total debt will increase by $2.4 million, the estimated expenses of this offering. The other amounts will not be affected by this offering.

Special Note of Caution Regarding Forward-Looking Statements

      This prospectus supplement and the accompanying prospectus contains or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. When used in this prospectus supplement, the accompanying prospectus or incorporated documents, the words “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements may include, but are not limited to, the following:

•	the expected repayment of debt in 2001 of approximately $80 to $90 million, not including any possible proceeds from future asset sales that may also be used to reduce debt;

•	the potential write-down of assets in the estimated range of $180 to $200 million if we decide to divest our Specialty Personal Care business;

•	our belief that our EEOC litigation will not have a material adverse effect on our operating results or financial condition;

•	our belief that we have ample resources for raw materials;

•	our intended efforts relating to our SFX01 initiative described below in “Management’s Discussion and Analysis of Results of Operations and Financial Condition — Recent Developments Regarding SFX01”;

•	our expected cost savings as a result of the special charges taken in the second and third quarters of 2000;

•	our expected capital expenditures in 2001 of $38 million; trade promotions expenses of $390 million; coupons and rebates of $16.6 million; and free products of $9.5 million.

      These statements are based on management’s beliefs, as well as on assumptions made by and information currently available to management, and involve risks and uncertainties, many of which are beyond our control. Factors that could cause actual results or conditions to differ from those anticipated by forward-looking statements include those more fully set forth in “Risk Factors” in this prospectus supplement and in the accompanying prospectus and in those documents incorporated by reference from our public filings with the SEC. Our actual results could differ materially from those expressed in any forward-looking statements made by or on behalf of us. In light of these risks and uncertainties, there can be no assurance that the forward-looking information included or incorporated by reference in this prospectus supplement or accompanying prospectus will in fact transpire.

Risk Factors

      You should carefully consider the following risk factors and other information in this prospectus supplement, accompanying prospectus and information incorporated into this document before investing in our notes.

We are taking a number of steps designed to improve our operations and financial results, including the restructuring and special charges taken in the second and third quarters of 2000. We may not achieve the benefits that we expect from these measures, which could harm our cash flow from operations.

      We are taking a number of steps designed to improve our operations and financial results. For example, in the second and third quarters of 2000, we announced restructuring and special charges totaling $98 million. These charges and changes to our business operations are expected to produce cost savings going forward. However, we cannot make any assurance that these charges or any of the changes made to our business operations will achieve the benefits that we expect. The expected timing, estimated costs of restructuring and special charges and the projected savings that will result from these charges are based upon management’s judgement in light of the circumstances and estimates at the time the judgements were made, may change as future events evolve, and the changes may be material.

We are considering selling substantial assets or the entire company. There can be no assurance that we will sell substantial assets or the entire company in the near future or at all. The uncertainty caused by our consideration of these alternatives could harm employee recruiting and retention and impair our relationships with our customers, suppliers and lenders. Note holders have rights to put their notes on a sale of the company or significant assets only in certain circumstances.

      We are considering selling substantial assets, such as our Specialty Personal Care business, Argentina operations or selected plants, or the entire company. In this regard, in August 2001, we announced that our Board believes that we may be best served by becoming a part of a larger enterprise. We cannot assure you that any transactions will occur or, if transactions do occur, that they will improve our operating results or financial condition, improve our creditworthiness or be on terms favorable to Dial. Moreover, the uncertainty created by this environment may adversely impact our ability to retain employees and our relationships with customers, suppliers and lenders.

      Under the indenture governing the notes, holders have put rights, in the case of an asset sale, only if a sale of assets alone or with other sales occurring after the notes are issued (in each case, outside the ordinary course of business), yields gross proceeds to us of $500 million or more in the aggregate and results in a ratings downgrade from our current senior debt rating, or, in the case of a sale of the company, the sale results in a ratings downgrade from our current senior debt rating. Accordingly, the sale of a business below the relevant dollar threshold will not give the holders of the notes the right to put the notes to Dial, even if its credit ratings are downgraded. Further, if a put right arises, and is not exercised by a holder, or if Dial does not have the ability to satisfy the put, your risk as a holder may increase. In addition, in general, the proceeds of asset sales must first be used to pay down, and will reduce the commitment of our lenders under, our senior credit facility, which would reduce our ability to satisfy our put rights to noteholders on asset sales.

The possible divestiture or determination of goodwill impairment of our Specialty Personal Care business may lead to an asset writedown in the range of $180 to $200 million after tax, which would reduce our net worth correspondingly.

      As previously disclosed, we are reviewing strategic alternatives with respect to our specialty personal care business, while working aggressively to improve the performance of this business. Preliminary discussions with interested parties have taken place; however, no decision concerning the possible sale of this business has been made. At this time, we believe that if a decision is made in the future to divest of this business, a write-down of assets to their estimated market value would be required. Based on current estimates, such a write-down would be in the range of $180 to $200 million after tax, which would reduce our net worth correspondingly.

We cannot assure you that we will sell our Specialty Personal Care business or that any sale will be on terms favorable to Dial or will not involve write-downs in excess of this range.

      In addition, new accounting standards for testing goodwill for impairment will be in effect in the first quarter of 2002. The adoption of the standard will result in a goodwill impairment charge currently expected to be in the range of $180 million to $200 million after tax under these new standards.

We have recently developed and commenced sales of a number of new products which, if they do not gain widespread customer acceptance or if they cannibalize sales of existing products, could harm our efforts to improve our financial performance.

      We recently introduced a number of new products in the soap, detergent and air freshener categories. In addition, we have committed to increase development efforts in our core brands. The development and introduction of new products involves substantial research, development and marketing expenditures, which we may be unable to recoup if our new products do not gain widespread market acceptance or we do not execute a product roll out effectively. In addition, if our new products merely cannibalize sales of existing Dial products, our financial performance would be harmed. Either of these events could harm our credit rating for our debt or our ability to repay the principal or interest on our indebtedness.

We may discontinue products or product lines, which could result in returns, asset write-offs and shut down costs.

      In the last several months, we have discontinued certain products and product lines, which resulted in returns from customers, asset write-offs, and shut down costs. We may suffer similar results in the future to the extent we discontinue products that do not meet expectations or no longer satisfy consumer demand. Product returns, write-offs or shut down costs would reduce our cash flow and earnings.

As the result of a recent accounting pronouncement, our reported sales volumes will be lower than they otherwise would have been, which could potentially harm our credit rating and our ability to attract future financing.

      Beginning in the first quarter of 2002, the accounting rules regulating how we record net sales will be changed. We will be required to record most of our trade promotion, coupon and rebate costs as a reduction in our level of sales. We currently record most of our trade promotion, coupon and rebate costs as a selling, general and administrative expense. For 2001, we expect to incur approximately $407 million of trade promotion, coupon and rebate costs. Although all companies in our industry will face similar issues in modifying their accounting practices, and investors are on notice of these changes, decreased levels of our reported sales may cause investors, financial analysts and rating services to view us, and our industry as a whole, less favorably. In addition, we believe our competitors generally record relatively less trade promotion expense than we do, so our sales are currently expected to decline relatively more than those of our competitors as a result of the new accounting rule. As a result, our attractiveness to investors, financial analysts and rating agencies may be further eroded.

We face intense competition in a mature industry that may require us to increase expenditures and lower profit margins to preserve or maintain our market share. Unless the markets in which we compete grow substantially, a loss of market share will result in reduced sales levels and poorer operating results.

      Currently, we depend primarily on sales generated in U.S. markets (88% of sales in 2000). U.S. markets for consumer products are mature and characterized by high household penetration, particularly with respect to our most significant product categories, including detergents and bar soaps. We may not be able to succeed in implementing our strategies to increase domestic revenues. Our unit sales growth in domestic markets will depend on increasing usage by consumers, product innovation and capturing market share from competitors.

      The consumer products industry, particularly the detergent, personal care and air freshener categories, is intensely competitive. To protect our existing market share or to capture increased market share, we may need to increase expenditures for promotions and advertising and to introduce and establish new products.

Increased expenditures may not prove successful in maintaining or enhancing our market share and could result in lower sales and profits, which occurred in 2000.

      Many of our competitors are large companies, including The Procter & Gamble Company, Lever Brothers Co., Colgate-Palmolive Company, and S.C. Johnson & Son, Inc., which have greater financial resources than we do. They have the capacity to outspend us in an attempt to take market share from us.

Price-cutting measures in response to competitive pressures could result in decreased profit margins.

      Consumer products, particularly those that are value-priced, are subject to significant price competition. From time to time, we may need to reduce the prices for some of our products to respond to competitive and consumer pressures and to maintain market share. Any reduction in our prices to respond to these pressures would harm our profit margins. In addition, if our sales volumes fail to grow sufficiently to offset any reduction in margins, our results of operations would suffer.

Providing price concessions or trade terms that are acceptable to our trade customers, or our failure to do so, could adversely affect our sales and profitability. In addition, reductions in inventory by our trade customers, including as a result of consolidations in the retail industry, could adversely affect our sales.

      Because of the competitive environment facing retailers, we face pricing pressure from these customers. Many of our trade customers, particularly our high-volume retail store customers, have increasingly sought to obtain pricing concessions or better trade terms. These concessions or terms could reduce our margins. Further, if we are unable to maintain price or trade terms that are acceptable to our trade customers, they could increase product purchases from our competitors, which would harm our sales and profitability. In addition, from time to time our retail customers have reduced inventory levels in managing their working capital requirements. Any reduction in inventory levels by our retail customers would harm our operating results. In particular, consolidation within the retail industry could potentially reduce inventory levels maintained by our retail customers, which could adversely impact our results of operations. Our performance is also dependent upon the general health of the economy and of the retail environment in particular and could be significantly harmed by changes affecting retailing and by the financial difficulties of retailers.

Loss of our principal customers could significantly decrease our sales and profitability.

      Our top ten customers accounted for 50%, 42% and 40% of net sales in 2000, 1999 and 1998 respectively. Wal-Mart, including its affiliate Sam’s Club, was our largest customer, accounting for 21% of net sales in 2000, 18% of net sales in 1999, and 17% of net sales in 1998. Wal-Mart and Sam’s Club accounted for 21% of net sales for the six months ended June 30, 2001. The loss of or a substantial decrease in the volume of purchases by Wal-Mart or any of our other top customers could harm our sales and profitability.

Price increases in certain raw materials or energy costs could erode our profit margins, which would harm our operating results.

      Rapid increases in the prices of certain raw materials or continued increases in energy costs could significantly impact our profit margins. Tallow (a key ingredient in Dial bar soaps) has experienced price fluctuations within the range of $0.09 and $0.28 per pound from January 1, 1995, to June 30, 2001. Recently, the price of tallow has been trading at the lower end of this historical range. If prices were to increase, we may not be able to increase the prices of our Dial bar soaps to offset these increases. In addition, we depend on a single supplier for Triclosan, the antibacterial agent that is the active ingredient used in Liquid Dial products. Although we have an adequate supply of Triclosan for our current and foreseeable needs, a significant disruption in this supply could harm our operating results.

We have made, and may continue to make, acquisitions that prove unsuccessful or strain or divert our resources.

      Over the past three years, we have made several acquisitions and entered into two joint ventures. We may make additional acquisitions or substantial investments in complementary businesses or products in the future.

All of the acquisitions and investments described above entailed, and any future acquisitions or investments would entail, various risks, including the difficulty of assimilating the operations and personnel of the acquired businesses or products, the potential disruption of our ongoing business and, generally, our potential inability to obtain the desired financial and strategic benefits from the acquisition or investment. These factors could harm our financial results. For example, we did not obtain the desired financial benefits from our acquisitions of Freeman and Sarah Michaels or from our Dial/ Henkel joint ventures, and this harmed our financial results in 2000. Any future acquisitions or investments could result in substantial cash expenditures, and the incurrence of additional debt and contingent liabilities. In addition, any potential acquisitions or investments, whether or not they are ultimately completed, could divert the attention of our management and our other resources from other issues that are more critical to our operations.

The FDA could impose standards that negatively impact our ability to market some of our products as antibacterial, which could result in compliance costs and could make our products less attractive to our customers.

      Since the 1970s, the Food and Drug Administration has regulated antibacterial soaps and hand washes under a proposed regulation. Although the proposed regulation has not been finalized, the FDA ultimately could set standards that result in limiting or even precluding soap manufacturers from using some current antibacterial ingredients or making antibacterial claims for some product forms, such as bar soap. Dial, which uses the antibacterial ingredient Triclosan in Liquid Dial and Triclocarban in Dial bar soap, emphasizes the antibacterial properties of its soap products in its marketing campaigns and product labeling. Any final FDA regulation that limits or precludes this type of advertising could require Dial to develop new marketing campaigns, develop new products or utilize different antibacterial ingredients in its products, all of which could make our products less attractive to customers and could seriously harm our business.

Our international business exposes us to currency fluctuations, limitations on foreign investment, import/

export controls, the possibility of nationalization, and unstable governments and legal systems, which could harm our sales and cash flows.

      In 2000, 12% of our sales were generated outside U.S. markets. To date some of our international acquisitions and joint ventures have not yielded the benefits we had anticipated. Further, these operations involve exposure to currency fluctuations, limitations on foreign investment, import/export controls, nationalization, unstable governments and legal systems, and the additional expense and risks inherent in operating in geographically and culturally diverse locations, which could harm our sales and cash flows.

We could become the subject of adverse publicity or product recalls that negatively impact our operations.

      Adverse publicity regarding our products could impact the sales of our products. Some news broadcasts by major U.S. television and radio networks have focused on the use of antibacterial agents to kill germs on various surfaces. Triclosan, the active ingredient in Liquid Dial, also has been a focus of these broadcasts. Although none of the broadcasts disputed that Triclosan kills germs on the skin, some third party experts did question whether it provides any additional protection beyond that provided by nonantibacterial soap products. Although we have test results that we believe prove that Triclosan provides consumers with additional protection in limiting exposure to bacteria-related diseases, we cannot assure you that our Triclosan products, or other products, will not be the subject to adverse publicity in the future.

      From time to time, consumer product companies, including Dial, have had to recall certain products for various reasons. The costs of recall or other related liabilities could materially lower our profit margins. Adverse publicity regarding any product recalls also could depress our sales.

      In addition, we share the use of the Armour trademark for food products with ConAgra Inc., the manufacturer of Armour-branded non-canned meat products. Accordingly, we face the added risk that consumer preferences and perceptions with respect to any of our Armour products may be influenced by adverse publicity affecting any of the Armour-branded products of ConAgra, Inc.

We may incur unexpected expenses due to environmental, health or safety matters.

      We are subject to a variety of environmental and health and safety laws in each jurisdiction in which we operate. These laws and regulations pertain to our present and past operations. Although we currently do not anticipate that the costs to comply with environmental laws and regulations will have a material adverse effect on our capital expenditures, earnings or competitive position, the emergence of unforeseen claims or liabilities or the imposition of increasingly stringent laws, regulations and enforcement policies could result in material, unreserved costs in the future. Since 1980, we have received notices or requests for information with respect to “Superfund” sites under the federal Comprehensive Environmental Response, Compensation and Liability

Act, four of which are currently active. In addition, in 1999 and in prior years we used nonlyphenol ethoxylate as an ingredient in our liquid and powder detergent products. Certain environmental and regulatory groups have raised concerns regarding the toxicity of compounds produced from nonlyphenol ethoxylate. As of June 30, 2001, we have accrued in our financial statements approximately $0.5 million in reserves for expenses related to environmental matters. We believe our reserves are adequate, but these costs are difficult to predict with certainty.

Loss of key managerial personnel could negatively impact our operations.

      Our operation requires managerial expertise. Of our current key personnel, only our chief executive officer has an employment contract with us. We cannot assure you that any of our key employees will remain employed by us. If we lose any of our key personnel, our business could suffer.

Use Of Proceeds

      The net proceeds from the sale of the notes are estimated to be approximately $246.1 million. We intend to use the net proceeds from the sale of the notes to repay a majority of our borrowings under our revolving credit agreement. At June 30, 2001, the following amounts were outstanding under our credit agreement: $250 million due July 2005 and $79 million due May 2002, which in the aggregate have a weighted average interest rate of 4.657% per annum. A portion of the repayments will permanently pay down our credit facility, reducing our total borrowing capacity under the credit agreement to approximately $325 million.

Ratio Of Earnings To Fixed Charges

      The following table shows our ratio of earnings to fixed charges for the periods indicated. For purposes of this ratio, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense and the estimated interest portion of rent expense. Prior to August 15, 1996, we were a subsidiary of another public company, Viad Corp. Interest expense during that period was incurred primarily on advances from our former parent company that bore interest at the prime lending rate. The average balance of interest bearing advances from our former parent company prior to our spin-off from Viad Corp. was approximately $160 million for 1996. The 1996 column also reflects restructuring charges, asset writedowns and spin-off transaction costs of $60 million.

	Six Months Ended		Fiscal Year Ended

	June 30,	July 1,	Dec. 31,	Dec. 31,	Dec. 31,	Jan. 3,	Dec. 28,
	2001	2000(2)	2000(3)	1999	1998	1998	1996

Ratio of earnings to fixed charges(1)	2.91	2.62	0.58	7.01	9.63	6.98	3.01

(1)	In calculating this ratio, earnings consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense, fees incurred on the sale of accounts receivable and the portion of rental expense under operating leases which has been deemed by us to be representative of the interest factor. Without fees incurred on the sale of accounts receivable, the ratios set forth above would have been 8.20, 13.14 and 9.86 for the fiscal years ended December 31, 1999, December 31, 1998 and January 3, 1998, respectively.

(2)	Includes restructuring charges, asset writedowns and special charges totaling $21.1 million, partially offset by a gain on special items of $6.7 million.

(3)	Includes restructuring charges, asset writedowns and special charges totaling $97.8 million, partially offset by a gain on special items of $9.2 million in 2000.

Capitalization

      The following table sets forth our consolidated capitalization (i) as of June 30, 2001 and (ii) as adjusted to give effect to the issuance and sale of the notes pursuant to this offering and the application of the net proceeds. You should read the following table in conjunction with our selected consolidated financial information included elsewhere, and the consolidated financial statements and the notes thereto incorporated into, this prospectus supplement and accompanying prospectus.

	As of June 30, 2001

	Actual	As Adjusted

	(in thousands)

Total debt:

7% Notes due 2006, net of unamortized issue discount	$—	$248,543

6 1/2% Notes due 2008, net of unamortized issue discount	198,467	198,467

Credit facility due May 2002(1)	78,999	—

Credit facility due July 2005(1)	250,000	$82,856

Total debt	$527,466	$529,866

Stockholders’ equity:

Preferred Stock, $.01 par value; 10,000,000 shares authorized; no shares issued and outstanding	—	—

Common Stock, $.01 par value; 300,000,000 shares authorized; 105,712,924 shares issued; and 94,889,864 shares outstanding	1,057	1,057

Additional capital	412,329	412,329

Retained income	174,141	174,141

Accumulated other comprehensive loss	(3,697)	(3,697)

Employee benefits	(51,359)	(51,359)

Treasury stock, 10,823,060 shares held	(215,099)	(215,099)

Total stockholders’ equity	317,372	317,372

Total capitalization	$844,838	$847,238

(1)	A portion of the proceeds from the sale of the notes will permanently pay down our credit facility, reducing our total borrowing capacity under the facility to approximately $325 million.

Selected Consolidated Financial Information

      The following table presents selected financial information derived from our consolidated financial statements. The selected consolidated balance sheet data as of December 31, 2000, and December 31, 1999, and the consolidated income statement data for each of the three fiscal years in the period ended December 31, 2000, have been derived from our audited consolidated financial statements which are incorporated into this prospectus supplement and accompanying prospectus. The selected consolidated balance sheet data as of December 31, 1998, January 3, 1998 and December 28, 1996, and consolidated income statement data for the fiscal years ended January 3, 1998 and December 26, 1996 have been derived from our audited consolidated financial statements which are not included in this prospectus supplement. The consolidated balance sheet data as of June 30, 2001 and July 1, 2000 and consolidated income statement data for the six months ended June 30, 2001 and July 1, 2000 were derived from our unaudited consolidated financial statements which are incorporated in this prospectus supplement and accompanying prospectus. In the opinion of our management, the unaudited consolidated financial statements include all material adjustments necessary to present fairly the information set forth therein. Operating results for the first six months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the full fiscal year. The following data should be read in conjunction with our consolidated financial statements and notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included or incorporated by reference into this prospectus supplement and accompanying prospectus.

	(unaudited)
	Six Months Ended		Year Ended

	June 30,	July 1,	Dec. 31,	Dec. 31,	Dec. 31,	Jan. 3,	Dec. 28,
	2001	2000	2000	1999	1998	1998	1996(1)(2)

	(in thousands, except per share data)

Selected Statement of Operations Data

Net sales(3)(4)	$830,686	$781,865	$1,638,540	$1,721,566	$1,524,517	$1,362,606	$1,406,400

Cost of products sold(4)	421,888	397,413	847,413	860,811	787,401	718,112	739,893

Asset writedowns and discontinued product inventories as a result of restructuring	—	17,232	49,174	—	—	—	27,924

Total cost of products sold	421,888	414,645	896,587	860,811	787,401	718,112	767,817

Gross profit	408,798	367,220	741,953	860,755	737,116	644,494	638,583

Selling, general and administrative expenses	341,203	310,772	664,422	645,613	553,181	482,324	541,110

Restructuring charges and other asset writedowns	—	3,835	18,190	—	—	—	27,076

Operating income	67,595	52,613	59,341	215,142	183,935	162,170	70,397

Spin-off transaction costs							(5,000)

Interest and other expenses	(25,895)	(21,962)	(50,306)	(32,712)	(23,358)	(28,235)	(22,974)

Net income (loss) of joint ventures(5)	2,003	(4,345)	(37,615)	(1,347)	—	—	—

Other income — gain on special items	—	6,662	9,243	—	—	—	—

Income (loss) before income taxes	43,703	32,968	(19,337)	181,083	160,577	133,935	42,423

Income taxes (benefit)	15,865	10,342	(8,329)	64,317	57,961	50,225	12,511

Net income (loss)	$27,838	$22,626	$(11,008)	$116,766	$102,616	$83,710	$29,912

Net income (loss) per share

Basic	$0.30	$0.24	$(0.12)	$1.19	$1.04	$0.91	$0.33

Diluted	$0.30	$0.24	$(0.12)	$1.17	$1.02	$0.89	$0.33

Basic shares outstanding	91,326	93,121	92,237	98,255	98,294	91,918	89,705

Equivalent shares	299	521	0	1,810	2,185	2,231	1,269

Diluted shares	91,625	93,642	92,237	100,065	100,479	94,149	90,974

Selected Balance Sheet Data

Total assets	$1,311,331	$1,454,463	$1,381,971	$1,269,686	$1,175,375	$883,852	$866,126

Working capital (deficit)	8,515	44,157	(17,112)	14,390	(11,535)	(11,797)	41,107

Total debt	527,466	656,952	595,047	361,114	290,612	92,899	269,515

Stockholders’ equity	317,372	338,421	293,907	411,271	390,225	320,046	140,657

	(unaudited)
	Six Months Ended		Year Ended

	June 30,	July 1,	Dec. 31,	Dec. 31,	Dec. 31,	Jan. 3,	Dec. 28,
	2001	2000	2000	1999	1998	1998	1996(1)(2)

	(in thousands, except per share data)

Other Data

EBITDA(6)	91,964	91,569	165,611	246,266	207,592	178,850	152,996

EBITDA margin(7)	11.07%	11.71%	10.11%	14.30%	13.62%	13.13%	10.88%

Ratio of total debt to EBITDA	2.87	3.58	3.59	1.47	1.40	0.52	1.76

Depreciation and amortization	27,370	25,684	53,996	43,130	36,489	31,763	30,533

Capital expenditures	9,796	18,899	45,885	62,495	50,330	46,715	49,468

Dividends on common shares(8)	7,288	14,820	25,762	31,407	31,497	29,510	14,365

(1)	Includes restructuring charges and asset writedowns and spin-off transaction costs of $60 million ($35.3 million after tax or $0.39 per share) in 1996.

(2)	Our common shares were issued on August 15, 1996. The calculation of income per share in 1996 assumes that the common shares and common share equivalents were outstanding for the entire year.

(3)	Under newly adopted accounting guidance, beginning in the first quarter of 2002, we and other industry participants will be required to record most or all of our trade promotion expense as a reduction of sales, rather than as selling, general and administrative expenses. In 2001, we expect to incur approximately $390 million of trade promotion expense. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Accounting Pronouncements”.

(4)	Under newly adopted accounting guidance, beginning in the first quarter of 2002, we and other industry participants will be required to change the way we classify certain sales incentives, including coupons, rebates and free products, which are currently recorded as selling, general and administrative expenses. The cost of coupons and rebates, which is anticipated to be approximately $16.6 million in 2001, will be recorded as a reduction of net sales. The cost of free products, which is anticipated to be approximately $9.5 million in 2001, will be recorded as cost of products sold. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Accounting Pronouncements”.

(5)	Includes special charges of $30.5 million in 2000.

(6)	EBITDA represents earnings before interest expense, income taxes, depreciation and amortization, asset writedowns and discontinued product inventories as a result of restructuring and special charges, and other income — gain on special items. EBITDA is presented here because it is a widely accepted financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA as presented may not be comparable to similarly titled measures reported by other companies because not all companies necessarily calculate EBITDA in an identical manner and, therefore, it is not necessarily an accurate means of comparison between companies. EBITDA is not intended to represent cash flows for the period or funds available for management’s discretionary use nor has it been presented as an alternative to operating income or as an indicator of operating performance and it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(7)	EBITDA margin is calculated by dividing EBITDA by net sales.

(8)	We reduced our quarterly dividends from $0.08 to $0.04 per share effective the fourth quarter of 2000.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

      The following discussion of the financial condition and results of operations of our business should be read in conjunction with “Selected Consolidated Financial Information” and our consolidated financial statements and notes thereto which incorporated into this prospectus supplement.

      For organizational, marketing and financial reporting purposes, we have organized our business into four segments:

•	Domestic Branded, which is comprised of four franchises: Personal Cleansing, Laundry Care, Air Fresheners, and Food Products. Our Personal Cleansing franchise includes Dial and Liquid Dial® soaps and body washes, and Coast®, Tone® and Pure & Natural® soaps. Our Laundry Care franchise includes Purex® detergents, bleach and fabric softeners, Zout® stain remover, Trend® detergent, Borateem® bleach, Vano® and Sta-Flo® starches, Boraxo® soap, 20 Mule Team® borax, Fels Naptha® laundry soap and La France® brightener. Our Air Fresheners franchise includes a variety of air fresheners and accessories that all bear the Renuzit name. Our Food Products franchise includes Armour and Armour Star® canned meats, chili, hashes and meat spreads, Treet® canned meat and Cream® corn starch.

•	Specialty Personal Care, which includes a variety of skin, hair, bath, body and foot care products sold under the Freeman® and Sarah Michaels® brand names;

•	International, which reflects that we distribute products in more than 40 countries, with our primary focus in Argentina, Canada, Mexico, Puerto Rico and the Caribbean; and

•	Commercial Markets and Other, which sells branded and nonbranded products through commercial channels to hotels, hospitals, schools and other institutional customers. This business segment includes sales of soap pellets and chemicals, principally glycerin and fatty acids, that are by-products of the soap making process.

      In addition, since 1999, we have been involved in one or more joint ventures with Henkel-KGaA of Düsseldorf, Germany. One joint venture was formed to develop and market a range of enhanced laundry products in North America, and the other was formed to develop and market consumer detergent and household cleaning products in Mexico. We reorganized these projects in 2000, and sold our interest in the Mexican-based joint venture to Henkel.

Recent Developments Regarding SFX01

      In the third quarter of 2000, management outlined an initiative labeled “SFX01”. This three-step initiative can be summarized as follows:

      S     We intended to Stabilize our strong businesses.

      F     We intended to Fix marginal businesses or jettison them.

      X     Once stabilized and fixed, we intended to eXplore our options as a company, which include:

•	Continuing as an independent company.

•	Merging with one or more companies to form a larger company to more effectively compete in the consumer products industry.

•	Selling our company, either in whole or in part.

      01     We intended to complete this initiative during 2001.

      On August 3, 2001, we concluded our SFX01 initiative and announced that our Board of Directors had reviewed our options as a company and decided that the long-term interests of Dial and its shareholders would be best served if Dial were part of a larger enterprise. In this regard, although we will continue to focus on improving our operating results as a standalone company, the Board believes that we should concurrently explore opportunities for Dial to become part of a larger company, with each pursuit intended to maximize shareholder value. These opportunities may include exploring transactions with multiple parties. We have been working with Goldman Sachs & Co. throughout our SFX01 initiative and will continue to do so as we evaluate any opportunities for Dial to be part of a larger company.

      No time constraints have been set for any transaction and any decision regarding any potential transactions will be based upon the best interests of Dial’s shareholders. Accordingly, there is no assurance that any sale, merger or other transactions involving Dial or any of its businesses will occur in the near future or at all. In addition, decisions made in the course of continuing to improve our operating results could result in Dial recording additional special or restructuring charges or additional asset writedowns.

Restructuring & Special Charges

  Third Quarter 2000 Special Charge

      On October 18, 2000, we announced a special charge related to the Specialty Personal Care business, the Dial/ Henkel joint ventures, and severance costs for prior management. We recorded $73.9 million ($48.9 million after tax or $0.53 per share) related to this special charge during 2000. We do not anticipate that any additional charges to net income will be recorded in 2001 with respect to this special charge. The current period activity relating to the third quarter 2000 special charges is summarized below:

	Beginning		Ending
	reserves at	Cash spent	reserves at
	12/31/00	during period	6/30/01

	(in thousands)

Employee separations	$2,063	$(795)	$1,268

Discontinued product inventories and related charges	$9,200	(3,964)	5,236

Other exit costs	135	(38)	97

Total	$11,398	$(4,797)	$6,601

      The income statement classification of amounts recorded with respect to the third quarter 2000 special charges have been previously disclosed and no additional amounts were charged to net income in the first six months of 2001.

      We have sold or disposed of a portion of the discontinued product inventories and expect to sell or dispose of the remainder in 2001. In addition, reserves were established to fund promotional activity for our customers to discontinue SKU’s currently in our customers’ inventories and for expected returns and deductions from our customers. Cash requirements for the special charges currently are expected to be funded from normal operations.

  Second Quarter 2000 Restructuring

      On June 28, 2000, we announced a restructuring charge designed to improve profitability and operational efficiencies. We recorded charges of $23.9 million ($14.9 million after tax or $0.16 per share) for the second quarter 2000 restructuring, of which $21.1 million ($13.8 million after tax or $0.15 per share) was recorded during the second quarter of 2000. The purpose of the second quarter 2000 restructuring was to close our Bristol, Pennsylvania dry detergent plant, to consolidate the manufacturing and distribution functions of our Specialty Personal Care business, and to restructure our domestic and international sales organization. We do not anticipate that any additional charges to net income will be recorded in 2001 with respect to this restructuring charge. The activity in the first six months of 2001 relating to the second quarter 2000 restructuring is summarized below:

	Beginning		Ending
	reserves at	Cash spent	reserves at
	12/31/00	during period	6/30/01

	(in thousands)

Employee separations	$828	$(510)	$318

Asset writedowns and discontinued product inventories	—	—	—

Other exit costs	859	(589)	270

Total	$1,687	$(1,099)	$588

      The income statement classification of amounts recorded with respect to the second quarter 2000 restructuring have been previously disclosed and no additional amounts were charged to net income in the first six months of 2001.

      The remaining reserves relating to employees separations and other exits costs are expected to be utilized through 2002. The Bristol, Pennsylvania dry detergent facility was sold in April 2001. Cash requirements for the restructuring currently are expected to be funded from normal operations.

      The expected timing and estimated amount of costs and projected savings related to the third quarter 2000 special charges and second quarter 2000 restructuring are based on management’s judgment in light of circumstances and estimates at the time the judgments were made. Accordingly, such estimates may change as future events evolve.

  Adjustments to List Prices and Trade Allowances

      Beginning in the first quarter of 2001, we adjusted our list prices and trade promotion spending on selected personal cleansing and laundry care products to more closely align with our shelf pricing strategies. Because the reduction in list price is offset by a reduction in trade promotion spending, there is no effect on our net earnings. This change, however, does impact net sales, gross profit, gross profit margin, selling, general and administrative expense and operating margin. The effect of these adjustments for the first six months of 2001 is set forth below:

	Including List
	Price Adjustment	Excluding List
	(As Reported)	Price Adjustment	Change

	(dollars in thousands)

First Six Months

Net sales	$830,686	$850,818	(20,132)

Gross profit	408,798	428,930	(20,132)

Gross profit margin	49.2%	50.4%	(1.2%)

Selling, general and administrative expense as a percentage of net sales	41.1%	42.5%	(1.4%)

Operating margin	8.1%	7.9%	0.2%

Comparison of the First Six Months of 2001 with the First Six Months of 2000

      Net sales for the first six months of 2001, including the effect of the list price adjustment in 2001, increased 6.2% to $830.7 million from $781.9 million in the same period in 2000. This increase is primarily a result of an 8.3% increase in our Domestic Branded segment and an increase in our International segment of 27.0%, offset in part by a 50.1% decrease in our Specialty Personal Care segment and an 11.3% decrease in our Commercial Markets and Other segment. The acquisitions of the Coast, Plusbelle and Zout businesses contributed $58.4 million to our net sales in the first six months of 2001 compared to $11.4 million in the first six months of 2000. This increase is largely the result of completing the acquisitions in mid-second quarter of 2000.

      Net sales in our Domestic Branded segment, including the effect of the list price adjustment in 2001, increased 8.3% to $670.0 million from $618.8 million in the same period last year. Excluding the effect of the list price adjustment, net sales information for the businesses included in our Domestic Branded segment is set forth below:

	First Six Months		Increase/(Decrease)

	2001	2000	Amount	Percentage

	(dollars in millions)

Personal Cleansing	$207.6	$187.2	$20.4	10.9%

Laundry Care	256.1	234.3	21.8	9.3%

Air Fresheners	109.9	101.3	8.6	8.5%

Food Products	96.4	96.0	0.4	0.4%

Domestic Branded as reported	$670.0	$618.8	$51.2	8.3%

List price adjustment	18.7	—	18.7

Domestic Branded excluding list price adjustment	$688.7	$618.8	$69.9	11.3%

      The increase in Personal Cleansing resulted primarily from the acquisition of Coast in 2000, solid performance of the base business and the introduction of Dial Complete. The increase in Laundry Care is primarily due to an increase in Purex liquid detergent as consumer preference shifts from dry detergent, the launch of Purex tabs and the inclusion of results from the Zout acquisition. The increase in Air Fresheners is primarily due to the introduction of One Touch and Fresh Gels, partially offset by a decrease in sales of adjustables and candles. Food Products has remained flat compared to the same period in 2000.

      Net sales in our Specialty Personal Care segment decreased 50.1% to $21.5 million from $43.1 million in the same period last year primarily due to discontinuation of both the Nature’s Accents product line and other unprofitable SKU’s and softness in the category. A special charge was taken in the third quarter of 2000 as a result of these product discontinuations. Historically, approximately 65% of the total net sales of our Specialty Personal Care business are recorded in the third and fourth quarters.

      Net sales in our International segment, including the effect of the list price adjustment in 2001, increased 27.0% to $108.6 million from $85.5 million. This increase primarily resulted from the inclusion of the results of the Plusbelle acquisition in Argentina and increased laundry detergent sales, partially offset by lower sales in Mexico caused by difficulties in the outsourcing of our sales administrative function. Excluding the effect of the list price adjustment, net sales in our International segment increased 28.7% to $110.0 million.

      Net sales in our Commercial Markets and Other segment decreased 11.3% to $30.6 million from $34.5 million primarily as a result of softness in our chemical business and decreased sales of products through secondary channels, offset in part by an increase in our hotel amenities business.

      Our gross margin, including the effect of the list price adjustments in 2001 and the restructuring charge in the second quarter of 2000, increased by 220 basis points to 49.2% from 47.0% in the same period in 2000. Excluding the effect of the list price adjustment and the restructuring charge, gross margin improved 120 basis points. This improvement is primarily due to lower delivered product costs associated with higher sales volume, a more favorable sales mix and a more even distribution of sales within the first six months. The effect on gross margin of the list price adjustment in 2001 and the restructuring charge in 2000 is set forth below:

	First Six
	Months

	2001	2000	Change

Gross margin excluding list price adjustment and restructuring charge	50.4%	49.2%	1.2%

List price adjustment	(1.2)	—	(1.2)

Restructure charge	—	(2.2)	2.2

Gross margin as reported	49.2%	47.0%	2.2%

      Selling, general and administrative expenses, including the list price adjustment in 2001 and the effect of the restructuring charge in the second quarter of 2000, are up 8.5% to $341.2 million from $314.6 million in the same period in 2000. Selling, general and administrative expenses, excluding the list price adjustment and the effect of the restructuring charge, are up 16.3% to $361.3 million from $310.8 million in the same period in 2000. This increase primarily resulted from an increase in marketing expenses to support our new product launches and core domestic brands.

      Interest and other expenses increased 17.9% to $25.9 million from $22.0 million in the same period in 2000. The increase was primarily due to increased borrowings to fund acquisitions of the Coast, Plusbelle and Zout businesses, our prior investments in the Dial/ Henkel joint ventures and our stock repurchase program in 2000, partially offset by a declining debt balance and interest rates during the second quarter of 2000.

      Our share of the income in the Dial/ Henkel joint venture increased to $2.0 million from a $4.3 million loss in the same period of 2000, primarily resulting from lower marketing expenses and lower than expected costs associated with the discontinued Purex Advanced business.

      Our effective income tax rate increased to 36.3% from 31.4% in the same period in 2000. This increase is primarily attributable to higher non-recurring Foreign Sales Corporation benefits in 2000 due to new legislative restrictions and a decrease in foreign tax earnings subject to lower tax rates, partially offset by an increase in the amount of non-deductible goodwill.

      Net income was $27.8 million or $0.30 per diluted share, versus $22.6 million, or $0.24 per diluted share in the first six months of 2000. This increase in net income is primarily attributable to the factors explained above. For comparative purposes, the effect on earnings per share of the restructuring charge and one-time gain recorded in the second quarter of 2000 are set forth below:

	First Six Months

	2001	2000	Change

Earnings per share as reported	$0.30	$0.24	$0.06

Restructuring charge	—	0.15	(0.15)

Special gain	—	(0.06)	0.06

Earnings per share excluding one-time charges and gains	$0.30	$0.33	$(0.03)

Fiscal 2000 Compared With Fiscal 1999

      Net sales decreased 4.8% to $1,638.5 million in 2000 from $1,721.6 million in 1999 primarily as a result of a 5.8% decrease in our Domestic Branded segment and a 16.7% decrease in our Specialty Personal Care segment, offset in part by an increase in our International segment of 11.6%. Net sales in 2000 included $67.2 million from acquisitions of the Coast, Plusbelle and Zout businesses.

      Net sales in our Domestic Branded segment decreased 5.8% to $1,269.1 million in 2000 from $1,346.6 million in 1999. Net sales information for the businesses included in our Domestic Branded segment is set forth below:

	For the Year Ended
	December 31		Increase/(Decrease)

	2000	1999	Amount	Percentage

	(dollars in millions)

Personal Cleansing	$384.7	$411.8	$(27.l )	(6.6)%

Laundry Care	472.9	474.2	(1.3)	(0.3)%

Air Fresheners	215.3	213.7	1.6	0.7%

Food Products	196.2	246.9	(50.7)	(20.5)%

Total Domestic Branded	$1,269.1	$1,346.6	$(77.5)	(5.8)%

      The decline in Personal Cleansing resulted primarily from our efforts to reduce end of quarter promotions and shipments, the loss of sales in club stores, tough comparisons to 1999 due to new product introductions, and the previously disclosed Dial bar restage, offset in part by the inclusion of the Coast acquisition. The decline in Food Products resulted primarily from the previously disclosed Y2K trade inventory build-up in 1999, our efforts to reduce end-of-quarter promotions and shipments, increased competition and tough comparisons to 1999 due to the heavy 1999 hurricane season. There was also a slight year-over-year decline in Laundry Care due to softness in our non-Purex branded laundry business, offset in part by an increase in the Purex branded laundry business and the inclusion of the Zout acquisition. The increase in Air Fresheners resulted primarily from new product introductions.

      Net sales in our Specialty Personal Care segment decreased 16.7% to $109.0 million from $130.8 million in 1999. The decrease is primarily a result of problems experienced in consolidating the distribution and warehousing functions and resulting distribution losses at some of our customers and the discontinuance of the Natures Accent business and some other unprofitable items as part of the special charge taken in the third quarter of 2000.

      Net sales of our International segment increased 11.6% to $194.9 million from $174.6 million in 1999. This was primarily a result of the inclusion of the Plusbelle acquisition in Argentina, partially offset by lower sales in Nuevo Federal due to increased competition in Argentina and lower sales in our Mexico business caused by difficulties encountered in transferring our sales and administrative functions to the Dial/ Henkel Mexico joint venture.

      Net sales in our Commercial Markets and Other segment declined 5.7% to $65.6 million in 2000 from $69.6 million in 1999 primarily as a result of the discontinuation of our merchant surfactant business at the end of 1999 and a decline in soap pellet sales, partially offset by an increase in glycerin sales.

      Gross margin decreased 170 basis points to 48.3% from 50.0% in 1999, excluding the effect of the restructuring and special charges. The restructuring and special charges decreased the gross margin by an additional 300 basis points to 45.3%. Gross margin was negatively impacted primarily by lower overhead absorption in our manufacturing facilities associated with lower sales, higher energy costs, and higher costs resulting from consolidating the distribution and warehousing functions of our Specialty Personal Care business.

      Selling, general and administrative expenses, excluding $18.2 million of expenses attributable to the structuring and special charges, were up 2.9% to $664.4 million from $645.6 million in 1999. Selling, general and administrative expenses, excluding restructuring and special charges, increased as a percentage of sales to 40.5% for 2000 compared to 37.5% for 1999. This increase resulted primarily from continued marketing and promotional spending in 2000 compared to lower than expected sales.

      Interest and other expense increased 53.8% to $50.3 million for 2000 compared to $32.7 million in 1999. The increase was primarily due to increased debt to fund the Coast, Plusbelle, and Zout acquisitions, our investment in the Dial/ Henkel joint ventures and our stock repurchase program.

      Our share of the loss in the Dial/ Henkel joint ventures was $7.1 million in 2000, excluding the effect of the special charge relating to the Dial/ Henkel LLC and Dial/ Henkel Mexico joint ventures. The special charge of $30.5 million was to record the discontinuation of Purex Advanced asset impairment for Custom Cleaner®, and loss on sale of our interest in the Dial/ Henkel Mexico joint venture.

      Our gain on special items consists of a pre-tax gain on sale of facility of $4.7 million resulting from the sale of land in a transaction where we sold our DCI building and accompanying 23 acre parcel in Scottsdale, Arizona to an unrelated third party. In addition, we recorded a $4.6 million curtailment gain resulting from changes to retiree medical plan benefits. The anticipated annual savings of $1.0 million resulting from our curtailment of these benefits is expected to be invested in enhancements to other Dial employee benefit plans.

      Our consolidated effective income tax rate for 2000, excluding restructuring and special charges, was 32.1%, down from 35.5% for 1999. The lower effective tax rate in 2000 was primarily due to higher permanent items for tax purposes over a lower pre-tax income. Our consolidated effective rate for 2000, including restructuring and special charges, was a benefit of 43.1%.

      Net income for 2000, excluding the special and restructuring charges and gain on special items, was $47.0 million, or $0.51 per diluted share, versus $116.8 million, or $1.17 per diluted share in 1999. Including the $97.8 million special and restructuring charges and $9.2 million pre-tax one-time gains, we reported a net loss of $11.0 million, or $0.12 per share (diluted).

Fiscal 1999 Compared With Fiscal 1998

      Net sales increased 12.9%, to $1,721.6 million in 1999 from $1,524.5 million in 1998. This increase resulted from strong growth in Personal Cleansing, Laundry Care, Air Fresheners and Food Products franchises which grew at 4%, 14%, 21% and 6%, respectively. Sales from Freeman Cosmetic Corporation, acquired in July of 1998, and Sarah Michaels, Inc., acquired in September of 1998, also contributed to the increase. The Purex brand instituted a price increase beginning in January of 1999. Sales net of the Purex price increase improved 11% for the year.

      Domestic Branded net sales increased 10.2%, to $1,346.6 million in 1999 from $1,222.0 million in 1998 partially due to end-of-quarter promotions and shipments. Additional net sales information for the businesses included in our Domestic Branded segment is set forth below:

	For the Year Ended
	December 31		Increase/(Decrease)

	1999	1998	Amount	Percentage

	(dollars in millions)

Personal Cleansing	$411.8	$394.8	$17.0	4.3%

Laundry Care	474.2	417.0	57.2	13.7%

Air Fresheners	213.7	177.1	36.6	20.7%

Food Products	246.9	233.1	13.8	5.9%

Total Domestic Branded	$1,346.6	$1,222.0	$124.6	10.2%

      The increase in Personal Cleansing resulted primarily from new product launches. The increase in Food Products resulted primarily from Y2K trade inventory build-up and a heavy 1999 hurricane season. There was also an increase in Laundry Care driven primarily by a price increase in Purex and the introduction of a new Purex line extension. The increase in Air Fresheners resulted primarily from having a full year of volume on new product introductions from the prior year.

      Net sales in our Specialty Personal Care segment increased 89.0% to $130.8 million in 1999 from $69.2 million in 1998. The increase resulted primarily from the inclusion of Sarah Michaels and Freeman acquisitions.

      Net sales in our International segment increased 6.4% to $174.6 million from $164.1 million in 1998, primarily as a result of increased sales in Canada of 18% and Mexico of 5%. Sales in Argentina were up 2% for the year but were slowed as a result of new competition which led to a detergent price war and a lingering recession.

      Net sales in our Commercial Markets and Other segment remained relatively flat at $69.6 million in 1999 compared to $69.1 million in 1998. In late 1999, we sold the rights to our merchant surfactant business for an immaterial amount with the intention of using internally all of our manufactured surfactants.

      Gross margin increased 160 basis points to 50.0% in 1999 from 48.4% in 1998 resulting primarily from the Purex price increase and continuing improvement in manufacturing efficiencies in the manufacturing facilities. Gross margin net of the Purex price increase was 49.2% for 1999.

      Selling, general and administrative expenses for 1999 increased 16.7% to $645.6 million from $553.2 million in 1998. The increase was primarily due to higher marketing expense to support core business merchandising initiatives including the Purex price increase, new product launches, and amortization of goodwill and incremental administrative expense associated with the acquisitions of Freeman and Sarah Michaels.

      Interest and other expense increased 40.0% to $32.7 million for 1999 compared to $23.4 million in 1998. The increase was primarily due to increased debt to fund the Freeman and Sarah Michaels acquisitions and our stock repurchase program.

      Our consolidated effective income tax rate for 1999 was 35.5%, down from 36.1% for 1998. The lower effective tax rate in 1999 was primarily due to lower state and foreign taxes.

      Net income increased 13.8% to $116.8 million in 1999 from $102.6 million in 1998. The increase was primarily due to increased sales, gross margin improvements and a decrease in our effective tax rate, offset in part by a loss in the Dial/ Henkel LLC joint venture of $1.3 million.

Quarterly Data

      The following table sets forth selected quarterly consolidated financial data for each of our last four quarters. The information has been derived from unaudited consolidated financial statements and in the opinion of our management, include all material adjustments necessary to present fairly the information set forth therein. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

	(Unaudited)
	Three Months Ended

	June 30,	March 31,	Dec. 31,	Sept. 30,
	2001	2001	2000	2000

	(dollars in thousands)

Selected Statement of Operations Data:

Net sales(1)(2)	$429,206	$401,480	$445,526	$411,149

Cost of products sold(2)	(216,522)	(205,368)	(235,212)	(214,787)

Asset writedowns and discontinued product inventories as a result of restructuring	—	—	(676)	(31,266)

Selling, general and administrative expenses	(177,524)	(163,679)	(180,030)	(173,621)

Restructuring charges and other asset writedowns	—	—	(5,859)	(8,496)

Interest and other expenses	(12,023)	(13,872)	(14,469)	(13,878)

Net income (loss) of joint ventures(3)	4	1,999	(19,635)	(13,635)

Other income (loss) on special items	—	—	(2,002)	4,583

Income (loss) before income taxes	23,141	20,562	(12,357)	(39,948)

Income taxes (benefit)	8,400	7,464	(4,888)	(13,782)

Net income (loss)	$14,741	$13,098	$(7,469)	$(26,166)

Other Financial Data:

EBITDA(4)	46,657	45,307	42,123	31,967

EBITDA margin(5)	10.87%	11.28%	9.45%	7.78%

Ratio of total debt to annualized EBITDA	2.83	3.23	3.53	4.98

Depreciation and amortization	13,632	13,738	14,867	13,445

Capital expenditures	6,555	3,241	16,623	10,363

Dividends on common shares(6)	3,635	3,653	3,649	7,293

(1)	Under newly adopted accounting guidance, beginning in the first quarter of 2002, we and other industry participants will be required to record most or all of our trade promotion expense as a reduction of sales, rather than as selling, general and administrative expenses. In 2001, we expect to incur approximately $390 million of trade promotion expense.

(2)	Under newly adopted accounting guidance, beginning in the first quarter of 2002, we and other industry participants will be required to change the way we classify certain sales incentives, including coupons, rebates and free products, which are currently recorded as selling, general and administrative expenses. The cost of coupons and rebates, which is anticipated to be approximately $16.6 million in 2001, will be recorded as a reduction of net sales. The cost of free products, which is anticipated to be approximately $9.5 million in 2001, will be recorded as cost of products sold.

(3)	Includes special charges of $19.0 million and $11.5 million in the quarters ended December 31, 2000 and September 30, 2000, respectively.

(4)	EBITDA represents earnings before interest expense, income taxes, depreciation and amortization, asset writedowns and discontinued product inventories as a result of restructuring and special charges, and other income (loss) on special items. EBITDA is presented here because it is a widely accepted financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA as presented may not be comparable to similarly titled measures reported by other companies because not all companies necessarily calculate EBITDA in an identical manner and, therefore, it is not necessarily an accurate means of comparison between companies. EBITDA is not intended to represent cash flows for the period or funds available for management’s discretionary use nor has it been presented as an alternative to operating income or as an indicator of operating performance and it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(5)	EBITDA margin is calculated by dividing EBITDA by net sales.

(6)	We reduced our quarterly dividends from $0.08 to $0.04 per share, effective the fourth quarter of 2000.

Liquidity and Capital Resources

      Total debt decreased $67.5 million to $527.5 million at June 30, 2001 from $595 million at December 31, 2000. The decrease in total debt was funded from cash flow from operations.

      Cash flow from operations in the first six months of 2001 was $83 million as compared to $35 million in the same period in 2000. The increase in cash provided from operations is primarily attributable to an improvement in working capital and an increase in net income. Debt repayment in 2001 is expected to be approximately $80 to $90 million, not including any possible proceeds from future asset sales that would also be used to reduce debt.

      Capital expenditures for the first half of 2001 were $9.8 million. Capital spending in 2001 is expected to approximate $38 million. These expenditures will be concentrated primarily on equipment and information systems that provide opportunities to reduce manufacturing, logistic and administrative costs. Our spending plans are dependent on the availability of funds, as well as identification of projects with sufficient returns. As a result, there can be no assurance as to the quantity and the type of capital spending in the future.

      On May 17, 2001, we amended our existing $450 million credit facility with our lenders. This amendment extended the short-term commitment under our credit facility from July 2001 to May 2002. Accordingly, borrowings under our credit facility are on a revolving basis under commitments available until July 2005 for up to $270 million and under commitments available until May 2002 for up to $180 million.

      This amendment also changed some of the covenants included in our credit facility. Under the new minimum net worth covenant, we now must maintain minimum net worth of at least 80% of our net worth as of March 31, 2001 plus 50% of net income subsequent thereto plus certain other additions to net worth. Losses up to agreed upon maximum amounts that are incurred in connection with any sale or other disposition of our Specialty Personal Care business and our businesses in Argentina will not be counted in determining compliance with this minimum net worth covenant as long as the businesses are sold or disposed of by the end of the quarter immediately following the quarter in which such losses were recorded.

      Another new covenant provides that if we sell any businesses or other assets (excluding inventory sold in the ordinary course of business) or receive proceeds from any debt or equity financings, then our lenders’ $450 million commitment will be permanently reduced in amounts equal to agreed upon percentages of the proceeds received from such transactions. These percentages range from 50% to 100% depending upon the type of transaction. As a result of the proceeds received from this offering, our lenders’ commitments under the facility will be permanently reduced to approximately $325 million under commitments available until July 2005 for up to $171 million and until May 2002 for up to $154 million.

      In addition, the amended credit facility includes covenants that restrict our ability to increase our quarterly dividend, repurchase stock, distribute assets to stockholders, sell or otherwise dispose of our accounts receivable, and sell businesses or other assets for consideration other than cash. The covenants also require us to maintain a maximum ratio of funded debt to earnings before interest, taxes, depreciation and amortization (EBITDA) of 3.0 to 1.0. Dial was in compliance with all covenants under the credit facility at June 30, 2001.

      As previously disclosed, we are reviewing strategic alternatives with respect to our Specialty Personal Care business, while working aggressively to improve the performance of this business. At this time, we believe that if a decision is made in the future to divest of this business, a writedown of assets to their estimated market value would be required. Based on current estimates, such a writedown would be in the range of $180 to $200 million after tax.

      In the fourth quarter of 2000, we announced that we reduced the quarterly dividend on Dial stock from $.08 per share to $.04 per share, beginning with the dividend to be paid in January 2001. This action was taken to accelerate repayment of debt. The declaration and payment of dividends are subject to the discretion of Dial’s Board of Directors. Any future determination to pay dividends will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant at the time by the Board.

      During the second quarter of 2000, we sold the Dial Center for Innovation (“DCI”), formerly known as the Dial Technical and Administration Center, and accompanying 23 acre parcel in Scottsdale, Arizona to an unrelated third party developer for a purchase price of $15.3 million. At that time, we entered into an operating lease with this third party for the existing DCI building pending construction of a new DCI building. We also entered into an operating lease with an initial term of 15 years for a new DCI building that may be constructed on. an 11 acre portion of the 23 acre parcel. We have accounted for the land portion of this transaction as a sale and leaseback transaction in accordance with Statement of Accounting Standards No. 98, Accounting for Leases. The land and building have been removed from our consolidated balance sheet and a gain of $6.7 million related to the sale of land was recognized in the second quarter of 2000. In the fourth quarter of 2000, we amended our agreements with the developer and opted not to commit to constructing a new DCI building. We paid the third party $4.2 million and, in return, our obligation to construct a new building was replaced with an exclusive option to construct a new DCI building. This option expires on June 30, 2003. If we elect to construct a new DCI building before this option expires, a portion of the $4.2 million paid to the developer will be credited to the construction costs of the new DCI building. In addition, the lease on our existing DCI building was extended to August 2007 and the annual rent was increased to approximate a fair market rent. As a result of these lease modifications, a $2.0 million charge was recognized in the fourth quarter of 2000.

      During the second quarter of 2000, Dial acquired three businesses for $120.1 million in cash and assumed liabilities of $1.3 million. The acquisitions included the Coast bar soap business in the United States, the Plusbelle hair care business in Argentina and the Zout stain remover business in the United States. We are required to make an additional payment for the acquisition of Zout due to the achievement of a specified level of gross sales of Zout product. The purchase price may increase again if a specified level of gross sales of Zout is achieved in each of the next two years.

      On September 14, 1998, we acquired Sarah Michaels for $182.4 million in cash, which was financed through short-term borrowings supported by our credit agreement. The acquisition price reflects a $4.6 million reduction in the purchase price for Sarah Michaels. These funds were paid out of an escrow account in the third quarter of 2000 and were recorded as a reduction of goodwill.

      On July 1, 1998, we acquired Freeman for $78 million in cash, which was financed through short-term borrowings supported by our credit agreement. The acquisition price reflects a $6 million reduction in the purchase price for Freeman as a result of a net worth adjustment received in January 1999.

      On September 23, 1998, we completed a $200 million public offering of 6.5% notes due in 2008. The proceeds of the debt financing were used to repay outstanding bank borrowings used for the acquisitions of Freeman and Sarah Michaels. The Indenture governing these notes imposes restrictions on us with respect to, among other things, our ability to redeem the notes, to place liens on certain properties and to enter into certain sale and leaseback transactions. The notes offered in this prospectus supplement will rank pari passu with, and have the benefit of, substantially identical covenants, and will also have the benefit of put rights in the event of certain change in control or asset sale triggering events.

      We received approximately $10.7 million from the disposition of assets during 1998, the majority of which resulted from two sales. The Purex Toss ‘n Soft brand and related inventories were sold for approximately $5.3 million and a non-operating manufacturing property was sold for $4.0 million. No gain or loss was realized on either of the transactions.

Recent Accounting Pronouncements

      In July 2001, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. The Statement establishes a method of testing goodwill for impairment and prohibits goodwill amortization. The provisions of the Statement will be effective for Dial in the first quarter of 2002. The impact of the Statement will be significant as we will be required to test our goodwill for impairment under new standards which will result in a goodwill impairment charge currently expected to be in the range of $180 million to $200 million after tax and we will no longer recognize goodwill amortization expense. Goodwill amortization is expected to be $12.1 million in 2001.

      In May 2000, the Financial Accounting Standards Board’s Emerging Issues Task Force (“EITF”) released Issue No. 00-14, “Accounting for Certain Sales Incentives”. This issue addresses the recognition, measurement, and income statement classification for certain sales incentives, including coupons, rebates and free products. The consensus on EITF 00-14 will be effective for Dial in the first quarter of 2002. The implementation of this consensus will require us to change the way we classify certain sales incentives which are currently recorded as selling, general and administrative expenses. The cost of coupons and rebates, which is anticipated to be approximately $16.6 million in 2001, will be recorded as a reduction of net sales. The cost of free products, which is anticipated to be approximately $9.5 million in 2001, will be recorded as cost of products sold.

      In April 2001, the EITF reached a consensus on Issue No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products”. The issue addresses the accounting and income statement classification of costs, other than those directly addressed in Issue 00-14, that are incurred by a vendor (typically a manufacturer or distributor) to or on behalf of a customer (typically a retailer) in connection with the customer’s purchase or promotion of the vendor’s products. This issue addresses the recognition and measurement of such costs and whether a vendor should classify such costs in its income statement when incurred as a reduction of revenues or as an expense item.

      We currently record all of the consideration we provide to our customers to promote our products as trade promotion expense. Such costs include consideration given to customers for space in their stores (slotting fees), consideration given to obtain favorable display positions in the retailer’s stores and other promotional activity. For income statement purposes, we currently record all trade promotion expense as Selling, general and administrative expense. The consensus on EITF 00-25 will be effective for Dial in the first quarter of 2002. The implementation of this consensus will require that most or all of these types of trade promotion costs will be recorded as a reduction of sales rather than as selling, general and administrative expenses. We expense these promotional activities in the period during which the related product ships. In 2001, we expect to incur approximately $390 million of trade promotion expense.

Description Of Notes

General

      The following information concerning the notes supplements, and should be read in conjunction with, the statements under “Description of Debt Securities” in the accompanying prospectus. Capitalized terms not defined herein are used as defined in the Indenture.

      The 7% Senior Notes due 2006 will be issued as one series of unsecured debt securities under an indenture (the “Indenture”), as amended or supplemented, including the Second Supplemental Indenture (the “Second Supplemental Indenture”), between us and Wells Fargo Bank Arizona, N.A., as trustee (the “Trustee”). We may issue from time to time other series of debt securities under the Indenture consisting of notes or other unsecured evidences of indebtedness, but such other series will be separate from and independent of the notes. The Indenture does not limit the amount of debt securities or any other debt which may be incurred by us and our subsidiaries. In addition, the provisions of the Indenture do not afford holders of the notes protection in the event of a highly leveraged transaction, reorganization, restructuring, acquisition, merger or similar transaction involving us that could adversely affect holders of the notes, except as set forth under “Purchase of Notes at Your Option Upon a Change of Control Triggering Event” and “Purchase of Notes at Your Option Upon a Significant Asset Sale Triggering Event.” References is made to the prospectus for a description of other general terms of the debt securities.

      The notes will be limited to $250,000,000 aggregate principal amount and will be issued under the Indenture. The notes will bear interest at the rate of 7% per annum and will mature on August 15, 2006. Interest on the principal amount of the notes will be payable semi-annually on August 15 and February 15 of each year, commencing February 15, 2002 to the persons in whose names such notes are registered at the close of business on August 1 or February 1, as the case may be, prior to the payment date. The first payments of interest will be made on February 15, 2002.

      The notes do not have the benefit of a sinking fund. The notes will be unsecured and unsubordinated indebtedness of ours and will rank equally with our other unsecured and unsubordinated indebtedness. As of June 30, 2001, on a pro forma basis after giving effect to the offering, we would have had approximately $529.9 million of senior unsecured indebtedness, consisting of $248.5 million aggregate principal amount of indebtedness (net of issue discount) under the notes, $198.5 million (net of issue discount) in senior notes due 2008, and 82.9 million of long-term bank borrowings supported by the credit agreement. See “Capitalization.”

      We may, from time to time, without the consent of existing holders of notes, issue additional notes under the Indenture having the same terms as the notes in all respects, except the issue date, issue price and the initial interest payment date. Any such additional notes will be consolidated with and form a single series with the notes being offered by this prospectus supplement.

      The notes will be issued in the form of one or more global notes (each, a “Global Note”), in registered form, without coupons, in denominations of $1,000 or an integral multiple thereof as described under “— Book-Entry, Delivery and Form.”

Redemption

      The notes will be redeemable, as a whole or in part, at our option at any time, at a redemption price equal to the greater of:

(1) 100% of the principal amount of such notes, and

(2) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus in each case accrued interest thereon to the date of redemption.

      “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

      “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes. “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Trustee after consultation with us.

      “Comparable Treasury Price” means, with respect to any redemption date,

(1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or

(2) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m., New York time, on the third business day preceding such redemption date.

      “Reference Treasury Dealer” means each of Banc of America Securities LLC and Deutsche Banc Alex. Brown Inc. and three other primary U.S. Government securities dealers in New York City to be selected by us, and our respective successors.

      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

      Unless we default in payment of the redemption price, on and after the redemption rate interest will cease to accrue on the notes or portions thereof called for redemption.

      If less than all of the notes are to be redeemed, the Trustee will select the notes to be redeemed by such method as the Trustee shall deem fair and appropriate. The Trustee may select for redemption notes and portions of notes in amounts of whole multiples of $1,000.

Purchase of Notes at Your Option Upon a Change of Control Triggering Event

      If a change of control occurs and is accompanied by a rating decline, which we refer to as a change of control triggering event, you will have the right to require us to purchase all or any part of your notes at a purchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to, but excluding, the purchase date. Notes submitted for purchase must be in a principal amount of $1,000 or whole multiples of $1,000.

      We will mail to the trustee and to each holder of a note a written notice of the change of control triggering event within 30 days after the occurrence of a change of control triggering event. This notice will state:

•	the terms and conditions of the change of control triggering event, including the change of control repurchase date, which shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed,

•	the holder’s right to require us to purchase the notes, and

•	the procedures required for exercise of the change of control purchase feature.

      You must deliver written notice of your exercise of this purchase right to the paying agent at any time prior to the close of business on the business day prior to the change of control purchase date. The written notice must specify the notes for which the purchase right is being exercised. If you wish to withdraw this election, you must provide a written notice of withdrawal to the paying agent at any time prior to the close of business on the business day prior to the change of control purchase date.

      A change of control will be deemed to have occurred if any of the following occurs:

•	any “person” or “group” is or becomes the “beneficial owner,” directly or indirectly (other than as a direct result of repurchases of stock by us or our subsidiaries), of shares of our voting stock representing 50% or more of the total voting power of all outstanding classes of our voting stock or such person or group has the power, directly or indirectly, to elect a majority of the members of our board of directors,

•	the first day on which a majority of the members of our board of directors does not consist of continuing directors,

•	we consolidate with, or merge with or into, another person or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such transaction “beneficially own,” directly or indirectly, shares of our voting stock, representing at least a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee person, or

•	we are dissolved or liquidated.

      For purposes of this change of control definition:

•	“person” or “group” have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule l3d-5(b)(1) under the Exchange Act, or any successor provision,

•	a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the Indenture, except that the number of shares of our voting stock will be deemed to include, in addition to all outstanding shares of our voting stock and unissued shares deemed to be held by the “person” or “group” or other person with respect to which the change of control determination is being made, all unissued shares deemed to be held by all other persons,

•	“beneficially owned” has a meaning correlative to that of beneficial owner,

•	“continuing director” means, as of any date of determination, any member of our board of directors who: (1) was a member of our board of directors on the date of this prospectus supplement, or (2) was nominated for election or elected to our board of directors with the approval of a majority of the continuing directors who were members of our board of directors at the time of such nomination or election,

•	“unissued shares” means shares of voting stock not outstanding that are subject to options, warrants, rights to purchase or conversion privileges exercisable within 60 days of the date of determination of a change of control, and

•	“voting stock” means any class or classes of capital stock pursuant to which the holders of capital stock under ordinary circumstances have the power to vote in the election of the board of directors, managers or trustees of any person or other persons performing similar functions irrespective of whether or not, at the time capital stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency.

      The term “all or substantially all” as used in the definition of change of control will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure you how a court would interpret this phrase under applicable law if you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of “all or substantially all” of our assets.

      A “rating decline” shall be deemed to have occurred if, no later than 90 days after the rating date (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either of the rating agencies), either of the rating agencies assigns a rating to the notes that is lower than Baa3, in the case of a rating by Moody’s, or BBB-, in the case of a rating by Standard & Poor’s.

      For purposes of this rating decline definition:

•	“rating agencies” means Moody’s Investor Service, Inc., or Moody’s, and Standard & Poor’s Rating Service, or Standard & Poor’s, and their successors and assigns; and

•	“rating date” means the earlier of the date of public notice of (1) the occurrence of a change of control or (2) our intention to effect a change of control.

      We will:

•	comply with the provisions of Rule l3e-4 and Rule 14e-1, if applicable, under the Exchange Act,

•	file a Schedule TO or any successor or similar schedule if required under the Exchange Act, and

•	otherwise comply with all federal and state securities laws,

in connection with any offer by us to purchase the notes upon a change of control.

      This change of control purchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. However, we are not aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the change of control purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change of control purchase feature is a result of negotiations between us and the underwriters.

      We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a change of control triggering event but would increase the amount of indebtedness outstanding or otherwise adversely affect a holder of notes.

      If a change of control triggering event were to occur, we may not have sufficient funds to pay the change of control purchase price for the notes tendered by holders. In addition, we may in the future incur indebtedness that has similar change of control provisions that permit holders of that debt to accelerate or require us to repurchase that indebtedness upon the occurrence of events similar to a change of control triggering event. Our failure to repurchase the notes upon a change of control triggering event will result in an event of default under the Indenture.

Purchase of Notes at Your Option Upon a Significant Asset Sale Triggering Event

      If a significant asset sale triggering event shall occur, each holder of notes shall have the right, at the holder’s option, to require us to purchase all or any part of the holder’s notes on the purchase date at a purchase price of 101% of the principal amount of the notes plus any interest accrued and unpaid on the notes through the purchase date. Notes submitted for purchase must be in a principal amount of $1,000 or whole multiples of $1,000.

      We will mail to the trustee and to each holder of a note a written notice of the significant asset sale triggering event within 30 days after the occurrence of a significant asset sale triggering event. This notice will state:

•	the terms and conditions of the significant asset sale triggering event, including the significant asset sale repurchase date, which shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed,

•	the holder’s right to require us to purchase the notes, and

•	the procedures required for exercise of the significant asset sale purchase feature.

      You must deliver written notice of your exercise of this purchase right to the paying agent at any time prior to the close of business on the business day prior to the significant asset sale purchase date. The written notice must specify the notes for which the purchase right is being exercised. If you wish to withdraw this election, you must provide a written notice of withdrawal to the paying agent at any time prior to the close of business on the business day prior to the significant asset sale purchase date.

      A “significant asset sale triggering event” shall be deemed to occur upon the first significant asset sale that is followed by a rating decline. Only one significant asset sale triggering event can occur during the term of the notes.

      The term “significant asset sale” means any sale of assets by us or our subsidiaries that, alone or with other sales occurring after the issuance of the notes (in each case, outside the ordinary course of business), yields gross proceeds to us of $500 million or more in the aggregate. For purposes of this definition, a significant asset sale shall not include any sale of receivables, whether accounted for as a sale or financing under generally accepted accounting principles, nor any sale-leaseback transaction permitted under “Certain Covenants — Limitation on Sale and Leaseback Transactions.”

      A “rating decline” shall be deemed to have occurred if, no later than 90 days after the rating date (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either of the rating agencies), either of the rating agencies assigns a rating to the notes that is lower than Baa3, in the case of a rating by Moody’s, or BBB-, in the case of a rating by Standard & Poor’s.

      For purposes of this rating decline definition:

•	“rating agencies” means Moody’s and Standard & Poor’s; and

•	“rating date” means the earlier of the date of public notice of (1) the occurrence of a significant asset sale or (2) our intention to effect a significant asset sale.

      We will:

•	comply with the provisions of Rule l3e-4 and Rule 14e-1, if applicable, under the Exchange Act,

•	file a Schedule TO or any successor or similar schedule if required under the Exchange Act, and

•	otherwise comply with all federal and state securities laws,

in connection with any offer by us to purchase the notes upon a significant asset sale triggering event.

      If a significant asset sale triggering event were to occur, we may not have sufficient funds to pay the purchase price for the notes tendered by holders. Our failure to repurchase the notes upon a significant asset sale triggering event will result in an event of default under the Indenture.

Certain Covenants

  Limitation on Liens

      The Indenture will provide that we will not ourselves, and will not permit any Restricted Subsidiary to, create, incur, issue or assume any Debt secured by any Lien on any Principal Property owned by us or any

Restricted Subsidiary, and we will not ourselves, and will not permit any Restricted Subsidiary to, create, incur, issue or assume any Debt secured by any Lien on any shares of stock or Debt of any Restricted Subsidiary (such shares of stock or Debt of any Restricted Subsidiary being called “Restricted Securities”), without in any such case effectively providing that the notes (together with, if we shall so determine, any other Debt of ours or such Restricted Subsidiary then existing or thereafter created which is not subordinate to the notes) shall be secured equally and ratably with (or prior to) such secured Debt, for so long as such other secured Debt shall be so secured, unless, after giving effect thereto, the aggregate principal amount of all such secured Debt then outstanding plus our Attributable Debt and our Restricted Subsidiaries in respect of Sale and Leaseback Transactions (as defined in below) involving Principal Properties entered into after the date of the first issuance by us of notes issued pursuant to this Indenture (other than Sale and Leaseback Transactions permitted by paragraph (b) of the section entitled “Sale and Leaseback Transactions” below) would not exceed an amount equal to 10% of our Consolidated Net Tangible Assets; provided, however, that nothing contained in this Section shall prevent, restrict or apply to, and there shall be excluded from secured Debt in any computation under this Section, Debt secured by:

(a) Liens on any Principal Property or Restricted Securities of ours or any subsidiary existing as of the date of our first issuance of the notes;

(b) Liens on any Principal Property or Restricted Securities of any Person existing at the time such Person becomes a Restricted Subsidiary, or arising thereafter whether or not the obligations secured by such Liens are assumed by us or a Restricted Subsidiary (i) otherwise than in connection with the borrowing of money arranged thereafter and (ii) pursuant to contractual commitments entered into prior to and not in contemplation of such Person’s becoming a Restricted Subsidiary;

(c) Liens on any Principal Property or Restricted Securities of ours or any subsidiary existing at the time of acquisition thereof (including acquisition through merger or consolidation or acquisition of stock or assets or otherwise) or securing the payment of all or any part of the purchase price or construction cost of the Principal Property or Restricted Securities or securing any Debt incurred prior to, at the time of or within 180 days after, the acquisition of such Principal Property or Restricted Securities or the completion of any such construction, whichever is later, for the purpose of financing all or any part of the purchase price or construction cost thereof (provided such Liens are limited to such Principal Property or Restricted Securities, to improvements on such Principal Property and to any other property or assets not then constituting a Principal Property or Restricted Security);

(d) Permitted Liens;

(e) to the extent not covered by (d) above, pledges or deposits, Liens resulting from litigation or judgments, taxes or other governmental charges or landlord or tenant rights and other Liens incidental to the conduct of the business or the ownership of the property and assets of ours or a Restricted Subsidiary which were not incurred in connection with borrowing of money or the obtaining of advances or credit, and which do not, in our opinion, materially detract from the value of the property or assets or materially impair the use thereof in the operation of our business and our Restricted Subsidiaries, taken as a whole;

(f) Liens on any property to secure all or part of the cost of improvements or construction thereon or indebtedness incurred to provide funds for such purpose in a principal amount not exceeding the cost of such improvements or construction;

(g) Liens which secure Debt owing by a Subsidiary to us or to a Restricted Subsidiary; and

(h) any extension, renewal, substitution or replacement (or successive extensions, renewals, substitutions or replacements), as a whole or in part, of any of the Liens referred to in paragraphs (a) through (g) above or the Debt secured thereby; provided that (1) such extension, renewal, substitution or replacement Lien shall be limited to all or any part of the same Principal Property or Restricted Securities that secured the Lien extended, renewed, substituted or replaced (plus improvements or expansions on such property, and plus any other property or assets not then constituting a Principal Property or Restricted Securities) and (2) in the case of paragraphs (a) through (g) above, the Debt secured by such Lien at such time is not increased (except to pay for any premium, interest, fee or expense payable in connection with any such replacement, extension or renewal).

      For the purposes of this “Limitations on Liens” covenant and the “Limitation on Sale and Leaseback Transactions” covenant, the giving of a guarantee which is secured by a Lien on a Principal Property or Restricted Securities, and the creation of a Lien on a Principal Property or Restricted Securities to secure Debt which existed prior to the creation of such Lien, shall be deemed to involve the creation of Debt in an amount equal to the principal amount guaranteed or secured by such Lien; but the amount of Debt secured by Liens on Principal Properties and Restricted Securities shall be computed without cumulating the underlying indebtedness with any guarantee thereof or Lien securing the same.

  Limitation on Sale and Leaseback Transactions

      The Indenture will provide that we will not ourselves, and will not permit any Restricted Subsidiary to, enter into any arrangement after the date of our first issuance of the notes with any bank, insurance company or other lender or investor (other than us or another Restricted Subsidiary) providing for the leasing by us or any such Restricted Subsidiary of any Principal Property (except a lease for a temporary period not to exceed three years by the end of which it is intended that the use of such Principal Property by the lessee will be discontinued), which was or is owned or leased by us or a Restricted Subsidiary and which has been or is to be sold or transferred by us or a Restricted Subsidiary, more than 180 days after the completion of construction and commencement of full operation thereof by us or such Restricted Subsidiary, to such lender or investor who has advanced or will advance funds on the security of such Principal Property (herein referred to as a “Sale and Leaseback Transaction”) unless, (i) the gross proceeds of the sale or transfer of the Principal Property leased equals or exceeds the fair market value of such Principal Property and (ii) either:

(a) the Attributable Debt of ours and our Restricted Subsidiaries in respect of such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into after the date of our first issuance of the notes (other than such Sale and Leaseback Transactions as are permitted by paragraph (b) below), plus the aggregate principal amount of Debt secured by Liens on Principal Properties and Restricted Securities then outstanding (excluding any such Debt secured by Liens covered in paragraphs (a) through (h) of the covenant “Limitations on Liens” above) without equally and ratably securing the notes, would not exceed 10% of our Consolidated Net Tangible Assets, or

(b) within 180 days after the sale or transfer, we apply or cause a Restricted Subsidiary to apply an amount equal to the greater of the net proceeds of such sale or transfer or fair market value of the Principal Property so sold and leased back at the time of entering into such Sale and Leaseback Transaction (in either case as determined by any two of the following: the Chairman, the President, any Vice President, the Treasurer and the Controller of us) to (i) purchase other Principal Property having a fair market value at least equal to the fair market value of the Principal Property (or portion thereof) sold or transferred in such Sale and Leaseback Transaction or (ii) the retirement of the notes or other Debt of ours (other than Debt subordinated to the notes) or Debt of a Restricted Subsidiary, having a Maturity more than 12 months from the date of such application (or which is supported by other borrowings with a maturity of more than 12 months from the date of application) or which is extendible at the option of the obligor thereon to a date more than 12 months from the date of such application; provided that the amount to be so applied shall be reduced by (i) the principal amount of notes delivered within 180 days after such sale or transfer to the Trustee for retirement and cancellation, and (ii) the principal amount of any such Debt of ours or a Restricted Subsidiary, other than notes, voluntarily retired by us or a Restricted Subsidiary within 180 days after such sale or transfer, or

(c) such Sale and Leaseback Transaction involves property of a Person existing at the time such Person becomes a Restricted Subsidiary of us or at the time of the sale, lease or other disposition of the properties of such Person as an entirety or substantially as an entirety to us, in each case (i) otherwise than in connection with the borrowing of money arranged thereafter and (ii) pursuant to contractual commitments related to the Sale and Leaseback Transaction entered into prior to and not in contemplation of such merger, sale, lease or disposition or such Person’s becoming a Restricted Subsidiary.

      The Indenture does not restrict (i) the incurrence of unsecured debt by us or any subsidiary (ii) the transfer of Principal Property to a subsidiary or any third party.

      Notwithstanding the foregoing, where we or any Restricted Subsidiary is the lessee in any Sale and Leaseback Transaction, Attributable Debt shall not include any Debt resulting from the guarantee by us or any other Restricted Subsidiary of the lessee’s obligation thereunder.

Book-Entry, Delivery and Form

      Except as set forth below, the notes will initially be issued in the form of one or more Global Notes. Each Global Note will be deposited on the date of the closing of the sale of the notes (the “Closing Date”) with, or on behalf of, DTC (the “Depositary”) and registered in the name of Cede & Co., as nominee of the Depositary.

      DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section l7A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants (“Participants”) deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating e need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations (“Direct Participants”). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC stem is also available to others such as securities brokers and dealers, banks and trust companies that clear rough or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission (the “Commission”).

      We expect that pursuant to procedures established by the Depositary (i) upon deposit of the Global Notes, the Depositary will credit the accounts of Participants designated by the underwriters with an interest in the applicable Global Notes and (ii) ownership of the notes evidenced by the Global Notes will be own on, and the transfer of that ownership will be effected only through, records maintained by the depositary (with respect to Participants’ interests), the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer notes evidenced by the Global Notes will be limited to such extent.

      So long as the Depositary or its nominee is the registered owner of a note, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the Global Notes for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of notes in certificated form (“Certificated Notes”), and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. As a result, the ability of a person having a beneficial interest in notes represented by a Global Note to pledge such interest to persons or entities that do not participate in the Depositary’s system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

      Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such notes.

      Payments with respect to the principal of, premium, if any, and interest on, any note represented by a Global Note registered in the name of the Depositary or its nominee on the applicable record date will be payable by the Trustee to, or at the direction of, the Depositary or its nominee in its capacity as the registered holder of the Global Note representing such notes under the Indenture. Under the terms of the Indenture, us and the Trustee may treat the persons in whose names the notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither we nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of notes (including principal, premium, if any, or interest), or for immediately crediting the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Note as shown on the records of the Depositary. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

Certificated Notes

      If (i) we notify the Trustee in writing that the Depositary is unwilling, unable or ineligible to act as a depositary and we are unable to locate a qualified successor within 90 days, (ii) we, at our option, notify the Trustee in writing that we elect to cause the issuance of notes in certificated form under the Indenture, or (iii) any Event of Default has occurred or is continuing, then, upon surrender by the Depositary of the applicable Global Notes, Certificated Notes will be issued to each person that the Depositary identifies as the beneficial owner of the notes represented by such Global Notes. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

      Neither we nor the Trustee shall be liable for any delay by the Depositary or any Direct Participant or Indirect Participant in identifying the beneficial owners of the notes, and the Company and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued).

      The information in this section concerning the Depositary and the Depositary’s book-entry system has been obtained from sources that we believe to be reliable. We will have no responsibility for the performance by the Depositary or its Participants of their respect obligations as described hereunder or under the rules and procedures governing their respective operations.

Same-Day Funds Settlement and Payment

      Settlement for the notes will be made by the underwriters in immediately available funds. Payments in respect of the notes represented by the Global Notes (including principal, premium, if any, and interest) will be made in immediately available funds to the accounts specified by the Depositary. With respect to notes represented by Certificated Notes, we will make all payments of principal, premium, if any, and interest, by mailing a check to the registered address of each holder of such notes. The notes will trade in the Depositary’s Same-Day Funds Settlement System until maturity, or until the notes are issued in certificated form, and secondary market trading activity in the notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Certain Definitions

      Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

      “Attributable Debt” means, as to any particular lease under which any Person is at the time liable for a term of more than 12 months, at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof (excluding any subsequent renewal or other extension options held by the lessee), discounted from the respective due dates thereof to such date at a rate per annum equal to the prevailing market interest rate, at the time such lease was entered into, on United States Treasury obligations having a maturity substantially the same as the average term of such lease, plus 3%. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of the rent payable by the lessee with respect to such period after excluding amounts required to be paid by such lessee, whether or not designated as rent or additional rent, on account of maintenance and repairs, services, insurance, taxes, assessments, water rates and similar charges and contingent rents (such as those based on sales). In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount of rent shall include the lesser of (i) the total discounted net amount of rent required to be paid from the later of the first date upon which such lease may be so terminated or the date of the determination of such net amount of rent, as the case may be, and (ii) the amount of such penalty (in which event no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated).

      “Consolidated Net Tangible Assets” means the total amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed or which is supported by other borrowings with a maturity of more than 12 months from the date of calculation, (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles and (iii) appropriate adjustments on account of minority interests of other Persons holding stock of our subsidiaries, all as set forth on the most recent balance sheet of us and our consolidated subsidiaries (but, in any event, as of a date within 150 days of the date of determination) in each case excluding intercompany items and computed in accordance with generally accepted accounting principles as in effect from time to time.

      “Debt” means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

      “Lien” means any pledge, mortgage, lien, charge, encumbrance or security interest.

      “Permitted Liens” means (i) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (ii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with Generally Accepted Accounting Principles shall have been made therefor; (iii) Liens securing reimbursement obligations with respect to letters of credit (whether or not issued under the Credit Agreement) otherwise permitted under the Indenture and issued in connection with the purchase of inventory or equipment us or any subsidiary in the ordinary course of business; (iv) Liens of carriers, warehousemen, mechanics, suppliers, materialmen, landlords, operators, repairmen and other similar Liens incurred in the ordinary course of business; (v) easements, rights-of-way zoning restrictions, reservations, encroachments and other similar encumbrances in respect of real property, which do not, in our opinion, materially impair the use of such property in the operation of our business or the value of such property; (vi) Liens upon specific items of inventory or equipment and proceeds of ours or any subsidiary securing our obligations in respect of bankers’ acceptances issued or created for its account to facilitate the purchase, shipment, or storage of such inventory and equipment; (vii) leases or subleases granted to others in the ordinary course of business that do not materially interfere with the business of ours and our subsidiaries; (viii) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance, and other types of social security, including any Liens securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money); (ix) Liens incurred or deposits made to secure liability to insurance carriers under insurance or self-insurance arrangements, including liens of judgments thereunder that are not currently dischargeable; (x) Liens on any property held in trust pursuant to defeasance or covenant defeasance provisions governing indebtedness of ours or any Restricted Subsidiary arising in connection with any defeasance or covenant defeasance of such indebtedness; (xi) Liens to secure (or encumbering deposits securing) obligations arising from warranty or contractual service obligations of ours or any Restricted Subsidiary, including rights of offset and setoff; and (xii) Liens incurred in connection with repurchase, swap or other similar agreements.

      “Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof or any other entity.

      “Principal Property” means any manufacturing plant, distribution center or warehouse, together with the land upon which it is erected and fixtures comprising a part thereof, in each case, owned by us or any Restricted Subsidiary and located in the United States, the gross book value (without deduction of any reserve for depreciation) of which on the date as of which the determination is being made is an amount which exceeds 1% of Consolidated Net Tangible Assets but not including such manufacturing plants, distribution centers or warehouses or portions thereof which in our opinion, together with all such other manufacturing plants, distribution centers and warehouses or portions thereof previously so declared, is not of material importance to the total business conducted by us and our subsidiaries as an entirety.

      “Restricted Subsidiary” means any subsidiary of ours which, at the time of determination, owns Principal Property.

Underwriting

      Subject to the terms and conditions set forth in an underwriting agreement dated the date hereof, we have agreed to sell to the underwriters listed below, and each of the underwriters has severally agreed to purchase, the principal amount of the notes set forth opposite its name below:

Principal Amount
Underwriter	of Notes

Banc of America Securities LLC	$93,750,000

Deutsche Banc Alex. Brown Inc.	93,750,000

Banc One Capital Markets, Inc.	31,250,000

Wachovia Securities, Inc.	31,250,000

Total	$250,000,000

      The obligations of the underwriters under the underwriting agreement, including their agreement to purchase notes from us, are subject to certain conditions in the underwriting agreement being satisfied. The underwriters have agreed to purchase all of the notes if any of them are purchased.

      The underwriters initially propose to offer the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of 0.475% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.25% of the principal amount of the notes to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed by the underwriters.

      In the underwriting agreement, we have agreed that:

•	we will pay our expenses related to this offering, which we estimate will be $375,000; and

•	we will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

      The notes are a new issue of securities, and there is currently no established trading market for the notes. In addition, we do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market making in the notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

      In connection with the offering of the notes, the underwriters may engage in overallotment, stabilizing and syndicate-covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate-covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate-covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate-covering transactions, they may discontinue them at any time.

      The underwriters and their affiliates have from time to time provided investment banking and commercial banking services to us, for which they have received customary compensation, and may continue to do so in the future. We expect to use the net proceeds to us from this offering of notes to pay down our credit facility. Affiliates of each of the underwriters of this offering are lenders under our credit facility. We will repay a portion of this credit facility with the proceeds of this offering. This offering is being conducted pursuant to Conduct Rule 2710(c)(8) of the National Association of Securities Dealers, Inc.

Legal Matters

      The validity of the notes will be passed upon for us by Snell & Wilmer L.L.P., Phoenix, Arizona. Certain legal matters relating to the notes will be passed upon for the underwriters by Simpson Thacher & Bartlett, Palo Alto, California.

Experts

      The consolidated financial statements as of December 31, 2000 and December 31, 1999 and for each of the three years in the period ended December 31, 2000 incorporated by reference in this prospectus supplement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated by reference herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

$300,000,000

Debt Securities

         We are a consumer products company that markets our products primarily under such well-known household brand names as Dial® soaps, Purex® detergents, Renuzit® air fresheners and Armour® canned meats. We also market specialty personal care products under the brand names Freeman®, Sarah Michaels® and Nature’s Accents®.

      We will provide the specific terms of debt securities we offer in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

       We urge you to carefully read the “Risk Factors” section beginning on page 1 before making an investment in our debt securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 22, 1999.

The information contained in this prospectus is not complete and may be subject to amendment. We cannot sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

i

The Dial Corporation

      We manufacture and sell consumer products. We market our products primarily under such well-known household brand names as Dial® soaps, Purex® detergents, Renuzit® air fresheners and Armour® canned meats. We also market specialty personal care products under the brand names Freeman®, Sarah Michaels® and Nature’s Accents®. We believe that our brand names have contributed to our products achieving leading market positions.

      We were incorporated in the State of Delaware on June 3, 1996. Our corporate headquarters and principal executive offices are located at 15501 North Dial Boulevard, Scottsdale, Arizona 85260-1619, telephone number (480) 754-3425.

Risk Factors

      You should carefully consider the following risk factors and other information in this Prospectus before investing in our debt securities.

•	We face intense competition in a mature industry that may require us to increase expenditures and lower profit margins to preserve or maintain our market share.

      Currently, we depend primarily on sales generated in U.S. markets (89% of sales in 1998). U.S. markets for consumer products are mature and characterized by high household penetration, particularly with respect to our most significant product categories, including detergents and bar soaps. We may not be able to succeed in implementing our strategies to increase domestic revenues. Our unit sales growth in domestic markets will depend on increasing usage by consumers, product innovation and capturing market share from competitors.

      The consumer products industry, particularly the detergent, personal care and air freshener categories, is intensely competitive. To protect our existing market share or to capture increased market share, we may need to increase expenditures for promotions and advertising and to introduce and establish new products. Additional expenditures could lower our profit margins. Moreover, these additional measures and increased expenditures may not prove successful in maintaining or enhancing our market share. Many of our competitors are large companies, including The Procter & Gamble Company, Lever Brothers Co., Colgate-Palmolive Company, and S.C. Johnson & Son, Inc., that have greater financial resources than us. They could outspend us in an attempt to take market share from us.

•	Price-cutting measures in response to competitive pressures could result in decreased profit margins.

      Consumer products, particularly those that are value-priced, are subject to significant price competition. From time to time, we may need to reduce the prices for some of our products to respond to competitive and consumer pressures and to maintain market share. If our sales volumes fail to grow sufficiently to offset any reduction in margins, our results of operations would be materially adversely effected.

•	Our inability to provide price concessions or trade terms that are acceptable to our trade customers could adversely affect our sales and profitability.

      Because of the competitive environment facing retailers, we face pricing pressure from these customers. Many of our trade customers, particularly our high-volume retail store customers, have increasingly sought to reduce inventory levels and obtain pricing concessions or better trade terms. If we are unable to maintain price or trade terms that are acceptable to our trade customers, they could increase product purchases from our competitors, which would adversely affect our sales and profitability. Our performance is also dependent upon the general health of the retail environment and could be materially affected by changes affecting retailing and by the financial difficulties of retailers.

•	Loss of one of our principal customers could significantly decrease our sales and profitability.

      Our top ten customers accounted for 40% of net sales in 1998. Wal-Mart was our largest customer, accounting for 17% of net sales in 1998. The loss of or a substantial decrease in the volume of purchases by Wal-Mart or any of the our other top customers could have a material adverse effect on sales and profitability.

•	Price increases in certain raw materials could adversely affect our profit margins.

      Rapid increases in the prices of certain raw materials could materially impact our profit margins. For example, tallow (a key ingredient in Dial bar soaps) has experienced price fluctuations within the range of $0.15 and $0.28 per pound from January 1, 1995 to December 31, 1998. Recently, the price of tallow has been trading at the lower end of this historical range. If prices were to increase, we may not be able to increase the prices of our Dial bar soaps to offset these increases as readily as many competitors, which tend to use less tallow in their products. In addition, we depend on a single supplier for Triclosan, the antibacterial agent that is the active ingredient used in Liquid Dial products. Although we have an adequate supply of Triclosan for our current and foreseeable needs, a significant disruption in this supply could have a short-term material adverse impact on our financial results.

•	Our international expansion efforts may prove unsuccessful.

      In 1998, 89% of our sales were generated in U.S. markets. To reduce our dependence on domestic revenues, we have adopted a strategy to further penetrate international markets. However, there can be no assurance that we will succeed in increasing our international business in a profitable manner. In implementing this strategy, we face barriers to entry and the risk of competition from local and other companies that already have established global businesses, risks generally associated with conducting business internationally, including exposure to currency fluctuations, limitations on foreign investment, import/ export controls, nationalization, unstable governments and legal systems and the additional expense and risks inherent in operating in geographically and culturally diverse locations. Because we plan to develop our international business through acquisitions as well as joint ventures, co-packaging arrangements and/or other alliances, we may also be subject to risks associated with such arrangements, including those relating to the marriage of different corporate cultures and shared decision-making. In addition, since our current international distribution capabilities are extremely limited, we will also need to acquire a distribution network or enter into alliances with existing distributors before we can effectively conduct operations in new markets.

•	The FDA could impose standards that negatively impact our ability to market some of our products as antibacterial.

      Since the 1970’s, the Food and Drug Administration has regulated antibacterial soaps and hand washes under a proposed regulation. Although the proposed regulation has not been finalized, the FDA ultimately could set standards that result in limiting or even precluding soap manufacturers from using some current antibacterial ingredients or making antibacterial claims for some product forms, such as bar soap. Dial, which uses the antibacterial ingredient Triclosan in liquid Dial and Triclocarban in Dial bar soap, emphasizes the antibacterial properties of its soap products in its marketing campaigns and product labeling. Any final FDA regulation that limits or precludes this type of advertising could require Dial to develop new marketing campaigns, develop new products or utilize different antibacterial ingredients in its products, all of which could materially adversely effect our business.

•	We could become the subject of adverse publicity or product recalls which negatively impacts our operations.

      Adverse publicity regarding our products could impact the sales of our products. Some news broadcasts by major U.S. television and radio networks have focused on the use of antibacterial agents to kill germs on various surfaces. Triclosan, the active ingredient in Liquid Dial, has also been a focus of these broadcasts. Although none of the broadcasts disputed that Triclosan kills germs on the skin, some third party experts did question whether it provides any additional protection beyond that provided by non-antibacterial soap products. Although we have test results that we believe prove that Triclosan provides consumers with additional protection in limiting exposure to bacteria-related diseases, there can be no assurance that our Triclosan products, or other products, will not be the subject of adverse publicity in the future.

      From time to time, consumer product companies, including Dial, have had to recall certain products for various reasons. The costs of recall or other related liabilities could materially lower our profit margins. Adverse publicity regarding any product recalls could also materially affect our sales.

      We share the use of the Armour trademark for food products with ConAgra Inc., the manufacturer of Armour-branded non-canned meat products. Accordingly, we face the added risk that consumer preferences and perceptions with respect to any of our Armour products may be influenced by adverse publicity affecting any of the Armour-branded products of ConAgra, Inc.

•	We may incur unexpected expenses due to environmental concerns regarding a detergent compound.

      Nonlyphenol ethoxylate is an ingredient used in our liquid and powder detergent products. Certain environmental and regulatory groups have raised concerns regarding the toxicity of compounds produced from nonlyphenol ethoxylate as it decomposes and the adverse impact on the reproductive health of certain aquatic animals exposed to those compounds. Although to our knowledge none of the studies undertaken on nonlyphenol ethoxylate has demonstrated a link between the compound and such effect in the environment or in human beings, there can be no assurance that subsequent studies will not in fact demonstrate such a link or demonstrate other adverse environmental consequences. Current government regulations do not impose any restrictions on the use of nonlyphenol ethoxylate, or impose any liability on any of the businesses that utilize nonlyphenol ethoxylate in the products they manufacture. We believe, however, that a number of governmental agencies in North America and Europe are discussing formal regulation of nonlyphenol ethoxylate in the environment. We are in the process of reformulating our detergents to eliminate this compound as an ingredient.

•	We may incur unexpected expenses due to environmental matters.

      We are subject to a variety of environmental and health and safety laws in each jurisdiction in which we operate. These laws and regulations pertain to our present and past operations. Although we currently do not anticipate that the costs to comply with environmental laws and regulations will have a material adverse effect on our capital expenditures, earnings or competitive position, the emergence of unforeseen claims or liabilities or the imposition of increasingly stringent laws, regulations and enforcement policies could result in material, unreserved costs in the future. Since 1980, we have received notices or requests for information with respect to “Superfund” sites under the federal Comprehensive Environmental Response, Compensation and Liability Act, five of which are currently active. As of December 31, 1998, we have accrued in our financial statements approximately $3 million in reserves for expenses related to Superfund sites and the clean-up of closed plant sites. We believe our reserves are adequate, but these costs are difficult to predict with certainty.

•	Loss of key managerial personnel could negatively impact our operations.

      Our operation requires managerial expertise. Of our key personnel, only the Chief Executive Officer has an employment contract with us. There can be no assurance that any of our key employees will remain in our employ. The loss of key personnel could have a material adverse effect on our operations.

•	We may make acquisitions that prove unsuccessful or strain or divert our resources.

      We recently acquired two consumer products companies, Freeman Cosmetic Corporation and Sarah Michaels, and formed a joint venture company with Henkel KGaA. In addition, the joint venture company formed with Henkel recently acquired the Custom Cleaner® home drycleaning business. We may acquire or make substantial investments in complementary businesses or products in the future. The Freeman, Sarah Michaels and Custom Cleaner acquisitions entailed, and any future acquisitions or investments would entail, various risks, including the difficulty of assimilating the operations and personnel of the acquired businesses or products, the potential disruption of our ongoing business and, generally, our potential inability to obtain the desired financial and strategic benefits from the acquisition or investment. These factors could have a material adverse effect on our financial results. Our future acquisitions and investments could also result in substantial cash expenditures, potentially dilutive issuances of equity securities, the incurrence of additional debt and contingent liabilities, and amortization expenses related to goodwill and other intangible assets, which could adversely affect our financial results and condition.

•	We could suffer year 2000 computer problems that could disrupt our operations.

      We could be affected by failures of our business systems, as well as those of our suppliers and vendors, due to the year 2000 problem. Our date critical functions related to the year 2000 and beyond, such as sales, distribution, manufacturing, purchasing, inventory control, trade promotion management, planning and replenishment, facilities and financial systems, may be materially adversely affected unless these computer systems are or become year 2000 compliant. Based upon representations we have received from information technology vendors, we currently believe that our systems are in all material respects year 2000 compliant and will not pose significant operational problems. However, we are unable to assess with any certainty whether our third-party vendors, including vendors in international markets, will timely become year 2000 compliant. If all of our year 2000 issues are not properly identified and remediated, including with respect to our third-party and international vendors, our results of operations could be adversely affected.

Special Note of Caution Regarding

Forward-looking Statements

      This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. When used in this prospectus, the words “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions are intended to identify forward-looking statements. These statements are based on management’s beliefs, as well as on assumptions made by and information currently available to management, and involve various risks and uncertainties, certain of which are described under “Risk Factors” in this prospectus and certain of which are beyond our control. Our actual results could differ materially from those expressed in any forward-looking statements made by or on behalf of us. In light of these risks and uncertainties, there can be no assurance that the forward-looking information included or incorporated by reference in this prospectus will in fact transpire.

Use of Proceeds

      We intend to use the proceeds from the sale of the debt securities for general corporate purposes, which may include capital expenditures, the repayment of indebtedness, the funding of working capital, acquisitions and stock repurchases. The use of proceeds from the sale of the debt securities will be set forth in a prospectus supplement relating to each offering of debt securities.

Ratio of Earnings to Fixed Charges

      The following table shows our ratio of earnings to fixed charges for the periods indicated. For purposes of this ratio, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense and the estimated interest portion of rent expense. Prior to August 15, 1996, we were a subsidiary of another public company, Viad Corp. Interest expense during that period was incurred primarily on advances from our former parent company that bore interest at the prime lending rate. The average balance of interest bearing advances from our former parent company prior to the spin-off were approximately $160 million, $240 million, and $163 million for 1996, 1995 and 1994, respectively.

	Nine
	Mos.
	Ended	Fiscal Year Ended

	Oct. 2,	Dec. 31,	Jan. 3,	Dec. 28,	Dec. 30,	Dec. 31,
	1999	1998	1998	1996	1995	1994

Ratio of earnings to fixed charges	7.14	9.63	6.98	3.01 (1)	(1)(2)	9.48

(1)	Includes restructuring charges, asset write-downs and spin-off transaction costs of $60 million in 1996 and restructuring charges and asset write-downs of $156 million in 1995.
(2)	In 1995, fixed charges exceeded earnings by approximately $47 million.

Description of Debt Securities

      The following is a description of the general terms of debt securities that we may offer through this prospectus and related prospectus supplement. The particular terms of any debt securities offered (the “Offered Debt Securities”) and the extent, if any, to which the general provisions described below will apply to the Offered Debt Securities will be described in the applicable prospectus supplement.

      The Offered Debt Securities are to be issued in one or more series under an Indenture that is currently between us and Norwest Bank Arizona, N.A., as Trustee. The Indenture provides that there may be more than one Trustee, each with respect to one or more series of the debt securities. The term “Trustee” means Norwest Bank Arizona, N.A. and, if at any time there is more than one Trustee acting under the Indenture, the Trustee with respect to the debt securities of any particular series shall mean the Trustee with respect to the Offered Debt Securities of such series. The Indenture is an exhibit to the registration statement. The following summaries of provisions of the Indenture and the Offered Debt Securities do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definitions of terms therein and of those terms made a part thereof by the Trust Indenture Act of 1939. Wherever particular provisions or defined terms of the Indenture are referred to in this prospectus, they are incorporated herein by reference from the Indenture. Certain defined terms in the Indenture are capitalized in this prospectus.

General

      The debt securities will be unsecured obligations. Unless otherwise stated in a prospectus supplement, the debt securities will rank on a parity in right of payment with all of our other unsecured and unsubordinated indebtedness. We may issue debt securities which are subordinated in right of payment, in the manner and to the extent described in the applicable prospectus supplement, to all existing and future Senior Indebtedness, as defined in the applicable prospectus supplement.

      The debt securities to be offered by this prospectus are limited to $300,000,000 in aggregate initial public offering price. The Indenture does not limit the amount of debt securities that may be issued and provides that debt securities may be issued from time to time in one or more series. All debt securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of any Holder, for issuances of additional debt securities of such series. The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of debt securities.

      We refer you to the prospectus supplement relating to the Offered Debt Securities for the following terms, where applicable, of the Offered Debt Securities:

•	the title of the Offered Debt Securities or series of which they are a part;

•	the aggregate principal amount of the Offered Debt Securities and any limit on the aggregate principal amount of the Offered Debt Securities;

•	the Person to whom any interest on an Offered Debt Security of that series will be payable, if other than the Person in whose name that the Offered Debt Security is registered at the close of business on the Regular Record Date for such series;

•	the date or dates (or the method or methods, if any, by which such date or dates shall be determined) on which the principal of the Offered Debt Securities will be payable;

•	the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued;

•	the rate or rates (which may be fixed, floating or adjustable), or the method of determination thereof, at which the Offered Debt Securities will bear interest, if any; the date or dates from which such interest will accrue; the Interest Payment Dates on which any such interest will be payable; the Regular Record Date for any such interest payable on any Interest Payment Date and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

•	the place or places where the principal of and any premium and interest on the Offered Debt Securities will be payable;

•	the period or periods within which, the price or prices at which, the currency or currencies, currency unit or composite currency in which, and the other terms and conditions upon which the Offered Debt Securities may be redeemed, in whole or in part, at our option;

•	our obligation, if any, to redeem, repay or purchase any of the Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions on which any of the Offered Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to any such obligation;

•	the denominations in which the Offered Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof;

•	if other than the currency of the United States of America, the currency, currencies, composite currencies or currency units in which the principal of or any premium or interest on the Offered Debt Securities will be payable (and the manner in which the equivalent of the principal amount thereof in the currency of the United States of America is to be determined for any purpose, including for the purpose of determining the principal amount deemed to be outstanding at any time);

•	if the amount of payments of principal of or any premium or interest on the Offered Debt Securities may be determined with reference to an index, pursuant to a formula or pursuant to other methods, the manner in which such amounts will be determined;

•	if the principal of or any premium or interest on the Offered Debt Securities is to be payable (at our election or the election of a Holder) in one or more currencies, composite currencies or currency units other than those in which the Offered Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of any such amount as to which such election is made will be payable, and the periods within which and the terms and conditions upon which such election is to be made;

•	if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities which will be payable upon declaration of acceleration of the Maturity thereof pursuant to the Indenture or, if applicable, the portion of the principal amount of Offered Debt Securities that is convertible into or exchangeable for our common stock or other securities or the method by which such portion will be determined;

•	if applicable, any terms subjecting the Offered Debt Securities to defeasance or covenant defeasance different from the provisions in the Indenture and any limitations on application of the terms of the Indenture described below under “Satisfaction, Discharge and Defeasance;”

•	if applicable, any terms governing conversion or exchangeability of the Offered Debt Securities into or for our common stock or other securities and the terms and conditions upon which such conversion or exchange will be effected;

•	any terms regarding the issuance of any Offered Debt Securities of the series, in whole or in part, in book-entry form and, if applicable, the depositary for such book-entry securities and the circumstances, if any, in addition to the circumstances, if applicable, described below under “Book-Entry Debt Securities,” under which any such book-entry debt securities may be registered in the name of a Person other than such depositary or its nominee;

•	provisions, if any, granting special rights to the Holders of the Offered Debt Securities upon the occurrence of such events as may be specified;

•	any addition to, or modification or deletion of, any Events of Default or covenants provided for with respect to the Offered Debt Securities;

•	the terms, if any, pursuant to which the Offered Debt Securities will be made subordinate and subject in right of payment to the prior payment in full of all of our Senior Indebtedness; and the definition of any such Senior Indebtedness;

•	the application, if any, of judgments in respect of any specified currency, to the Offered Debt Securities;

•	whether the payment of principal, premium and interest, if any, and other amounts due under the Indenture, and performance of our other obligations under the Indenture, will be guaranteed by one or more guarantors, including any of our subsidiaries; and

•	any other terms of the Offered Debt Securities not inconsistent with the provisions of the Indenture.

      Unless otherwise indicated in the prospectus supplement relating to Offered Debt Securities, the principal of, premium, if any, or interest on the debt securities will be payable, and the debt securities will be exchangeable and transfers thereof will be registrable, at the principal office of the Trustee, provided that, at our option, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer to an account maintained by the payee located in the United States. Any payment of principal, premium or interest required to be made on a date which is not a Business Day may be made on the next succeeding Business Day with the same force and effect as if made on the applicable date.

      All monies paid by us to the Trustee for the payment of principal of (and premium, if any or interest, if any, on) any debt security that remains unclaimed by the Holder of such debt security at the end of two years after such principal, premium or interest shall become due and payable will be repaid by the Trustee to us on demand, and such Holder will thereafter look only to us for payment thereof.

      Unless otherwise indicated in the prospectus supplement relating to Offered Debt Securities, the debt securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the debt securities, but we may, subject to certain exceptions, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

      Debt securities may be issued under the Indenture as Original Issue Discount Securities (as defined below) to be offered and sold at a substantial discount from their stated principal amount. In addition, under Treasury Regulations it is possible that debt securities which are offered and sold at their stated principal amount would, under certain circumstances, be treated as issued at an original issue discount for Federal income tax purposes. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities (or other debt securities treated as issued at an original issue discount) will be described in the prospectus supplement relating thereto. “Original Issue Discount Security” means a security, including any security that does not provide for the payment of interest prior to Maturity, which is issued at a price lower than the principal amount thereof and which provides that upon redemption or acceleration of the Stated Maturity thereof an amount less than the principal amount thereof shall become due and payable. Any special United States tax considerations applicable to any debt securities which are denominated in any currencies, currency units or composite currencies other than United States dollars will be described in the applicable prospectus supplement.

      The Indenture does not contain any provisions which may afford the Holders of debt securities of any series protection in the event of a highly leveraged transaction or other transaction which may occur in connection with a takeover attempt resulting in a decline in the credit rating of the debt securities. Any such provisions, if applicable to the debt securities of any series, will be described in the prospectus supplement or prospectus supplements relating thereto.

Events of Default

      Unless otherwise specified in the prospectus supplement, the following are the Events of Default under the Indenture with respect to debt securities of any series:

•	failure to pay principal of or premium, if any, on any debt security of that series when due;

•	failure to pay any interest on any debt security of that series when due, continued for 30 days;

•	failure to deposit any sinking fund payment, when due, in respect of any debt security of that series;

•	failure to perform or breach of any of our other covenants in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of debt securities other than that series), continued for 60 days after written notice by the Trustee or Holders of at least 25% of the principal amount of the Outstanding Debt Securities of that series (as provided in the Indenture);

•	certain events in bankruptcy, insolvency or reorganization involving us or a Significant Subsidiary (as defined in Regulation S-X under the Securities Act of 1933);

•	default under any bond, debenture, note, mortgage, indenture or other instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed for which we or a Significant Subsidiary is directly responsible or liable as obligor or guarantor, having an aggregate principal amount outstanding of at least $50,000,000, whether such indebtedness exists on the date of the Indenture or shall thereafter be created, which default shall have resulted in such indebtedness being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness being discharged or such acceleration having been rescinded or annulled; and

•	any other Event of Default provided with respect to debt securities of that series. Unless otherwise specified herein or in the prospectus supplement, no Event of Default with respect to a particular series of debt securities issued under the Indenture necessarily constitutes an Event of Default with respect to any other series of debt securities issued thereunder.

      If an Event of Default with respect to Outstanding Debt Securities of any series shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series may declare the principal amount or, if the debt securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series, of all the debt securities of that series to be due and payable immediately by written notice to us and to the Trustee, if given by the Holders. If an Event of Default described above with respect to the debt securities of any series at the time outstanding shall occur, the principal amount of all the debt securities of that series or, in the case of any such Original Issue Discount Security or other debt security, such specified amount will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul the acceleration by written notice, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture, which cannot be amended without the consent of the Holder of each outstanding debt security of such series affected.

      We refer you to the prospectus supplement relating to each series of Offered Debt Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of the Maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence and continuation of an Event of Default.

      The Trustee shall, within 90 days after the occurrence of a default with respect to debt securities of any series, give all Holders of debt securities of such series then outstanding notice of all uncured defaults known to it, provided that, except in the case of a default in the payment of principal of (or any premium or interest on) any debt security of any series, or in the payment of any sinking fund installment with respect to debt securities of any series, the Trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the interest of all Holders of debt securities of such series then outstanding.

      The Indenture provides that the Trustee will be under no obligation (subject to the duty of the Trustee during a default to act with the required standard of care) to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of the debt securities of any series, unless such Holders shall have offered to the Trustee reasonable security or indemnity against costs, expense and liabilities which might be incurred by it in compliance with such request. Subject to such provisions for indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of that series.

      Under the Indenture, we will be required to furnish to the Trustee annually a statement by certain of our officers to the effect that, to the best of their knowledge, we are not in default in the fulfillment of any of our obligations under the Indenture or, if there has been a default in the fulfillment of any such obligation, specifying such default.

      No Holder of any debt securities of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to debt securities of that series, the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of an Outstanding Debt Security of that series for enforcement of payment of the principal of, or any premium or interest on, such debt security on or after the respective due dates expressed in such debt security.

Covenants

      The particular covenants, if any, relating to any series of debt securities will be described in the prospectus supplement relating to such series. Unless otherwise specified in the prospectus supplement, the “covenant defeasance” provisions described below will apply to any such covenants described in the prospectus supplement.

Consolidation, Merger and Transfer of Assets

      Unless otherwise specified in an applicable prospectus supplement, under the Indenture, without consent of the Holders, we may consolidate or merge with or into any other corporation or entity, and we may sell, lease or convey all or substantially all of its assets to another corporation or entity, if:

•	(a) in the case of a merger, we are the surviving company in the merger, or (b) the entity surviving the merger, formed by such consolidation or which acquires such assets is an entity organized and existing under the laws of the United States of America or a state thereof or the District of Columbia and expressly assumes payment of the principal of (and any premium and interest on) the debt securities and the performance and observance of all of the covenants and conditions of the Indenture to be performed or observed by us;

•	immediately thereafter, no Event of Default or event which, with notice or lapse of time or both, would constitute an Event of Default shall have occurred and shall be continuing; and

•	certain other conditions are met.

      In the event of any transaction (other than a lease) described in and complying with the conditions listed in the immediately preceding paragraph in which we are not the surviving company, the successor entity would be substituted for us and we would be relieved of any obligations and covenants under the Indenture and the debt securities.

Satisfaction, Discharge and Defeasance

Satisfaction and Discharge

      Unless otherwise specified in an applicable prospectus supplement, the Indenture, with respect to any series of debt securities, except for certain specified surviving obligations, including any rights of registration of transfer and exchange, and rights to receive the principal, premium, if any, and interest, if any, on the debt securities will be discharged and canceled upon the satisfaction of certain conditions, including the following:

•	all debt securities have been authenticated and delivered to the Trustee for cancellation; or

•	all debt securities of such series not delivered to the Trustee for cancellation have become due or payable, will become due and payable at their Maturity within one year or are to be called for redemption within one year, and an amount sufficient to pay the principal, premium, if any, and interest, if any, to the Stated Maturity or Redemption Date, as the case may be, of all debt securities of such series has been deposited with the Trustee.

Defeasance and Covenant Defeasance

      Unless specified in the prospectus supplement with respect to debt securities of any series, we:

•	will be discharged from any and all obligations in respect of the debt securities of such series, except for, among other things, certain obligations to register the transfer or exchange of debt securities of such series; replace stolen, lost or mutilated debt securities of such series; maintain certain offices or agencies in each Place of Payment; and hold moneys for payment in trust (“defeasance”); or

•	will not be subject to provisions of the applicable Indenture described above under “— Consolidation, Merger and Transfer of Assets” and certain other restrictive covenants included in the applicable prospectus supplement with respect to the debt securities of such series (“covenant defeasance”), in each case if we irrevocably deposit with the Trustee, in trust, money or U.S. Government Obligations which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants or investment bank which shall be delivered to the Trustee to pay all the principal (including any mandatory sinking fund payments) of, and premium, if any, and interest, if any, on, the debt securities of such series on the dates such payments are due in accordance with the terms of such debt securities.

      To exercise any such option, we are required, among other things, to deliver to the Trustee:

•	an opinion of counsel to the effect that the deposit and related defeasance or covenant defeasance, as the case may be, will not cause the Holders of the debt securities of such series to recognize income, gain or loss for federal income tax purposes; and

•	in the case of defeasance, a ruling received from or published by the United States Internal Revenue Service or a change in U.S. income tax law to the effect that the deposit and related defeasance will not cause the Holders of the debt securities of such series to recognize income, gain or loss for federal income tax purposes.

Modification and Waiver

      Unless otherwise specified in an applicable prospectus supplement, modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby:

•	change the Stated Maturity of the principal of or any installment of principal of or interest on any debt security;

•	reduce the principal amount of, or any premium or interest on, or the rate of interest on, any debt security;

•	reduce the amount of principal of an Original Issue Discount Security or other debt security payable upon acceleration of the Maturity thereof;

•	change the place or currency of payment of principal of, or any premium or interest on, any debt security;

•	impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity thereof (or, in the case of redemption on or after the Redemption Date; or, in the case of repayment at the option of the Holder, on or after the date fixed for repayment);

•	reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture;

•	reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) provided for in the Indenture; or

•	modify any of the provisions relating to supplemental indentures, waiver of past defaults or waiver of certain covenants, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding debt security affected thereby.

      Unless otherwise specified in an applicable prospectus supplement, modifications and amendments of the Indenture may be made by us and the Trustee without the consent of any Holder of debt securities for any of the following purposes:

•	to evidence the succession of another Person to us and the assumption by any such successor of the covenants in the Indenture and in the debt securities as obligor under the Indenture;

•	to add covenants binding upon us for the benefit of the Holders of all or any series of debt securities or to surrender any right or power conferred upon us in the Indenture;

•	to add Events of Default;

•	to add or change any provisions of the Indenture to such extent as shall be necessary to permit or facilitate the issuance of debt securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of debt securities in uncertificated form; provided, that any such change shall not adversely affect the interests of the Holders of debt securities of such series or any other series of debt securities in any material respect;

•	to add to, change or eliminate any of the provisions of the Indenture in respect of one or more series of debt securities, provided that, any such addition, change or elimination (a) shall neither (1) apply to any debt security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (2) modify the rights of the Holder of any such debt security with respect to such provision or (b) shall become effective only when there is no such debt security outstanding;

•	to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts under the Indenture by more than one Trustee;

•	to secure the debt securities;

•	to supplement any of the provisions of the Indenture to such extent as shall be necessary to permit or facilitate the defeasance, covenant defeasance or satisfaction and discharge of any series of debt securities pursuant to the Indenture; provided, that any such action shall not adversely affect the interests of the Holders of debt securities of such series or any other series of debt securities in any material respect;

•	to cure any ambiguity, to correct or supplement any provision in the Indenture which may be inconsistent with any other provision in the Indenture or to make any other provisions with respect to matters or questions arising under the Indenture, provided that such action shall not adversely affect the interests of the Holders of debt securities of any series in any material respect;

•	to add a guarantor or guarantors for any or all series of debt securities;

•	to comply with the requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act; and

•	to establish the form or terms of any series of debt securities.

      The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may, on behalf of the Holders of all debt securities of that series, waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of or any premium or interest on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected.

Conversion or Exchange Rights

      The terms and conditions, if any, upon which the debt securities are convertible into or exchangeable for common stock or other securities will be set forth in the applicable prospectus supplement relating thereto. These terms will include the conversion price or exchange ratio (or manner of calculation thereof), the conversion or exchange period, provisions as to whether conversion or exchange will be at our option or at the option of the Holders, the events requiring an adjustment of the conversion price or exchange ratio and provisions affecting conversion or exchange in the event of the redemption of such debt securities.

Governing Law

      The Indenture and the debt securities will be governed by, and construed in accordance with, the law of the State of New York, but without regard to principles of conflicts of law.

Concerning the Trustee

      Unless otherwise provided in a prospectus supplement applicable to Offered Debt Securities, Norwest Bank Arizona, N.A., with its principal offices at 100 West Washington, Phoenix, Arizona, 85003, will act as Trustee for the benefit of the Holders of the debt securities under the Indenture.

Book-Entry Debt Securities

      Debt securities of a series may be issued in whole or in part in global form that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement. Global debt securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless otherwise provided in the applicable prospectus supplement, debt securities that are represented by a Global Security will be issued in denominations of $1,000 and any integral multiple thereof, and will be issued in registered form only, without coupons. Payments of principal of and any premium and interest on debt securities represented by a Global Security will be made by us to the applicable Trustee, and then by such Trustee to the depositary.

      We anticipate that any Global Securities will be deposited with, or on behalf of, The Depository Trust Company (“DTC”), New York, New York, that such Global Securities will be registered in the name of DTC’s nominee, and that the following provisions will apply to the depositary arrangements with respect to any such Global Securities. Additional or differing terms of the depositary arrangement will be described in the applicable prospectus supplement.

      So long as DTC or its nominee is the registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole Holder of the Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have debt securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of debt securities in certificated form and will not be considered the owners or Holders thereof under the Indenture. The laws of some states may require that certain purchasers of securities take physical delivery of such securities in certificated form; such laws may limit the transferability of beneficial interests in a Global Security.

      We will issue individual debt securities of such series in certificated form in exchange for the relevant Global Securities if:

•	DTC is at any time unwilling, unable or ineligible to continue as depositary for the debt securities of any series and a successor depositary is not appointed by us within 90 days following notice to us;

•	we determine, in our sole discretion, not to have the debt securities of any series represented by one or more Global Securities; or

•	an Event of Default under the Indenture has occurred and is continuing with respect to the debt securities of any series.

      In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual debt securities in certificated form of like tenor and rank, equal in principal amount to such beneficial interest and to have such debt securities in certificated form registered in its name. Unless otherwise provided in the applicable prospectus supplement, debt securities so issued in certificated form will be issued in denominations of $1,000 (or any integral multiple thereof) and will be issued in registered form only, without coupons.

      The following is based on information furnished by DTC:

•	In the event that DTC acts as securities depositary for any debt securities, such debt securities will be issued as fully registered securities registered in the name of Cede & Co. (DTC’s partnership nominee). One fully registered Debt Security certificate will be issued with respect to each $200 million of principal amount of the debt securities of a series, and an additional certificate will be issued with respect to any remaining principal amount of such series.

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Participants”) deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants” accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations (“Direct Participants”). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of

Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies, that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Participants are on file with the Commission.

•	Purchases of debt securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the debt securities on DTC’s records. The ownership interest of each actual purchaser of each Debt Security (“Beneficial Owner”) is in turn recorded on the Direct and Indirect Participants’ records. A Beneficial Owner does not receive written confirmation from DTC of its purchase, but such Beneficial Owner is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in debt securities are accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in debt securities, except in the limited circumstances described above.

•	To facilitate subsequent transfers, the debt securities are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of the debt securities with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the debt securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts debt securities are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

•	Delivery of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

•	Redemption notices must be sent to Cede & Co. If less than all of the debt securities within an issue are being redeemed, DTC’s practice is to determine by lot the amount of interest of each Direct Participant in such issue to be redeemed.

•	Neither DTC nor Cede & Co. consents or votes with respect to the debt securities. Under its usual procedures, DTC mails a proxy (an “Omnibus Proxy”) to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the debt securities are credited on the record date (identified on a list attached to the Omnibus Proxy).

•	Payments of principal of and any premium and interest on the debt securities will be made to DTC. DTC’s practice is to credit Direct Participants’ accounts on the payment date in accordance with their respective holdings as shown on DTC’s records unless DTC has reason to believe that it will not receive payment on the payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, any Paying Agent or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and any premium and interest to DTC will be our responsibility or the responsibility of the applicable paying agent, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

•	DTC may discontinue providing its services as securities depositary with respect to the debt securities at any time by giving reasonable notice to us or the applicable Paying Agent. Under such circumstances, in the event that a successor securities depositary is not appointed, debt securities in certificated form are required to be prepared and delivered as described above.

•	We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, debt security certificates will be printed and delivered.

      The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources (including DTC) that we believe to be reliable. However, neither we nor any underwriter or agent take any responsibility for its accuracy.

      Neither we nor any underwriter or agent, the applicable Trustee or any applicable paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Description of Capital Stock

General

      Under our Restated Certificate of Incorporation, we have the authority to issue a total number of 310,000,000 shares, consisting of 10,000,000 shares of preferred stock, and 300,000,000 shares of common stock. As of December 17, 1999, 105,462,946 shares of common stock were issued and 100,575,770 shares were issued and outstanding (3,939,671 shares of which were held by an employee equity trust). As part of the 10,000,000 shares of preferred stock authorized, we have authorized and reserved for issuance 1,500,000 shares of Junior Preferred Stock (as described below) in connection with preferred share purchase rights issued by us in connection with our spin-off from our former parent company.

Common Stock

      The holders of common stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors and, except as otherwise required by law or provided in any resolution adopted by our Board of Directors with respect to any series of preferred stock, the holders of such common stock possess all voting power. The Certificate of Incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of preferred stock, the holders of common stock are entitled to such dividends as may be declared from time to time by the Board from funds available therefor, and upon liquidation are entitled to receive pro rata all of our assets available for distribution to such holders. The common stock does not have any preemptive rights.

      The common stock is traded on the NYSE under the symbol “DL.”

Rights

      In connection with our spin-off, our Board of Directors declared a dividend of one Right, paid on August 15, 1996, in respect of each share of common stock issued to the holder of record thereof as of the close of business on such date. To the extent any debt securities issued are convertible into shares of common stock, each such share of common stock issued in connection with a conversion will also be accompanied by a Right. Each Right entitles the registered holder thereof to purchase from us one one-hundredth of a share of our Series A Junior Preferred Stock at a price of $75.00 per one one-hundredth of a share (the “Purchase Price”), subject to adjustment. The terms of the Rights are set forth in the Rights Agreement (the “Rights Agreement”) between us and Wells Fargo Bank of Arizona, N.A., as rights agent.

      The Rights will be evidenced by the certificates representing shares of common stock until the earlier to occur of:

•	ten days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 20% or more of the then outstanding shares of the common stock, or

•	ten business days, or such later date as may be determined by action of the Board prior to such time as any person or group becomes an Acquiring Person, following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding shares of common stock (the earlier of such dates being called the “Rights Distribution Date”).

      The Rights Agreement provides that until the Rights Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the shares of common stock. As soon as practicable following the Rights Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of the shares of common stock as of the close of business on the Rights Distribution Date and the separate rights certificates alone will evidence the Rights.

      The Rights will not be exercisable until the Rights Distribution Date. The Rights will expire on August 15, 2006, unless extended or unless the Rights are earlier redeemed or exchanged by us, in each case, as described below.

      The purchase price payable, and the number of shares of Junior Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of Junior Preferred Stock;

•	upon the grant to holders of the shares of Junior Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Junior Preferred Stock at a price, or securities convertible into shares of Junior Preferred Stock with a conversion price, less than the then-current market price of the shares of Junior Preferred Stock; or

•	upon the distribution to holders of the shares of Junior Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Junior Preferred Stock) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the number of one one-hundredths of a share of Junior Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of common stock or a stock dividend on common stock payable in common stock or subdivisions, consolidations or combinations of common stock occurring, in any such case, prior to the Rights Distribution Date.

      Shares of Junior Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Junior Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share and will be entitled to an aggregate dividend equal to 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the Junior Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share and will be entitled to an aggregate payment equal to 100 times the payment made per share of common stock. Each share of Junior Preferred Stock will have 100 votes, and be entitled to vote with common stock. Finally, in the event of any merger, consolidation or other transaction in which common stock is exchanged, each share of Junior Preferred Stock will be entitled to receive an amount equal to 100 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

      Because of the nature of the dividend, liquidation and voting rights of Junior Preferred Stock, the value of the one one-hundredth interest in a share of Junior Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of common stock.

      In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provisions will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person, will thereafter have the right to receive upon exercise thereof at the then current exercise price that number of shares of common stock having a market value of two times the exercise price of the Right. In the event that, at any time on or after the date that any person has become an Acquiring Person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

      At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of common stock, the Board may exchange the Rights, other than Rights owned by such person or group which will have become void, in whole or in part, at an exchange ratio of one share of common stock, or one one-hundredth of a share of Junior Preferred Stock, per Right, subject to adjustment.

      With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

      At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding shares of common stock, the Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as our Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

      The terms of the Rights may be amended by the Board without the consent of the holders of the Rights, including an amendment to:

•	lower the threshold at which a person or group of affiliated or associated persons becomes an Acquiring Person; and

•	lower the percentage of common stock proposed to be acquired in a tender or exchange offer that would cause the Rights Distribution Date to occur, to not less than the greater of (a) the sum of .001% and the largest percentage of the outstanding shares of common stock then known to us to be beneficially owned by any person or group of affiliated or associated persons and (b) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

      Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends. In the event that the Rights become exercisable, we will register the shares of the Junior Preferred Stock for which the Rights may be exercised, in accordance with applicable law.

      The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire us and thereby effect a change in the composition of the Board on terms not approved by the Board, including by means of a tender offer at a premium to the market price, other than an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or business combination approved by the Board since the Rights may be redeemed by us at the Redemption Price prior to the time that a person or group has become an Acquiring Person.

Plan of Distribution

      We may sell Offered Debt Securities:

      •  through agents;

      •  through underwriters or dealers;

      •  directly to one or more purchasers; or

      •  through some combination of these methods.

By Agents

      Offered Debt Securities may be sold through agents we designate. Except as otherwise set forth in a prospectus supplement, the agents will agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

By Underwriters

      If underwriters are used in the sale, the underwriters will acquire the Offered Debt Securities for their own account. The underwriters may resell the Offered Debt Securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the Offered Debt Securities will be subject to conditions. The underwriters will be obligated to purchase all of the Offered Debt Securities of the series offered if any of the Offered Debt Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

By Dealers

      If dealers are used in the sale, we will sell the Offered Debt Securities to the dealers, as principal. The dealers may then resell the Offered Debt Securities to the public at varying prices to be determined by them at the time of sale.

Direct Sales

      We may also sell the Offered Debt Securities directly to the public. In this case, no underwriters, dealers or agents would be involved.

General Information

      Underwriters, dealers and agents that participate in the distribution of the Offered Debt Securities may be deemed underwriters under the Securities Act of 1933, and any discounts or commissions they receive from us or commissions from purchasers of the Offered Debt Securities may be treated as underwriting discounts, concessions or commissions under the Securities Act of 1933. Any underwriter, dealer or agent will be identified and their compensation described in the applicable prospectus supplement.

      We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters, dealers or agents may be required to make.

      Certain of the underwriters or agents and their affiliates may be customers of, engage in transactions with and perform investment banking, commercial banking and other financial services for us and our affiliates in the ordinary course of business.

      Each series of Offered Debt Securities will be a new issue with no established trading market. We do not intend to list any of the Offered Debt Securities on a national securities exchange or quotation system. It is possible that one or more underwriters or broker-dealers may make a market in the Offered Debt Securities, but they will not be obligated to do so and may discontinue any market making at any time without notice.

Therefore, we can give you no assurance as to the existence or liquidity of a trading market for any of the Offered Debt Securities.

      In connection with an offering of Offered Debt Securities, underwriters, dealers or agents may purchase and sell them in the open market. These transactions may include stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or slowing a decline in the market price of the Offered Debt Securities; and syndicate short positions involve the sale by the underwriters, dealers or agents, as the case may be, of a greater number of Offered Debt Securities than they are required to purchase from us in the offering. Underwriters also may impose a penalty bid, which means that the underwriting syndicate may reclaim selling concessions allowed to syndicate members or other broker dealers who sell Offered Debt Securities in the offering for their account if the syndicate repurchases the securities in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Offered Debt Securities, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time without notice. These transactions may be effected on any securities exchange on which the Offered Debt Securities may be listed, in the over-the-counter market or otherwise.

Where You Can Find More Information

Our SEC filings

      We file annual, quarterly and special reports and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any documents we file at the SEC’s public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Our registration statement relating to the prospectus

      We have filed a registration statement on Form S-3 with the SEC covering the debt securities described in this prospectus. For further information with respect to us and those securities, you should refer to our registration statement and its exhibits. You may inspect and copy the registration statement, including exhibits, at the SEC’s Public Reference Rooms or Web site. We have summarized certain key provisions of contracts and other documents that we refer to in this prospectus. Because a summary may not contain all the information that is important to you, you should review the full text of each document. We have included copies of these documents as exhibits to our registration statement.

Documents we incorporate by reference

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference our Annual Report on form 10-K for the fiscal year ended December 31, 1998, our Quarterly Report on Form 10-Q for the quarter ended April 3, 1999, our Quarterly Report on Form 10-Q for the quarter ended July 3, 1999, our Quarterly Report on Form 10-Q for the quarter ended October 2, 1999, our Current Report on Form 8-K dated April 20, 1999, our Current Report on Form 8-K dated July 20, 1999, our Current Report on Form 8-K dated August 6, 1999, our Current Report on Form 8-K dated October 19, 1999, and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we or our underwriters sell all of the securities that we have registered.

      You may request a copy of our filings at no cost by writing or telephoning us at the following address:

The Dial Corporation

Attention: Investor Relations
15501 North Dial Boulevard
Scottsdale, Arizona 85260-1619
Telephone: (480) 754-3425

      You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement, or any pricing supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus, any prospectus supplement, or any document incorporated by reference is accurate as of any date other than the date on the front of the specific document.

Some historical information

      The following information is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in or incorporated by reference into this prospectus. Prior to August 15, 1996, our business was operated as the consumer products business of Viad Corp (then known as The Dial Corp). On August 15, 1996, our former parent distributed to its stockholders all of our then outstanding common stock causing us to become a separate publicly-traded company. Unless otherwise indicated:

•	all references in this prospectus for periods prior to the spin-off refer to the consumer products business of our former parent and for periods following the spin-off refer to us and our consolidated subsidiaries;

•	all financial information included or incorporated by reference in this prospectus has been prepared as if we have always been a separate operating company;

•	the industry data included or incorporated by reference in this prospectus are derived from publicly available industry trade journals and reports, including, with respect to market rank and market share, reports published by Information Resources, Inc., and other publicly available sources which we have not independently verified but which we believe to be reliable;

•	references to years and periods are to fiscal years and periods and, with respect to comparative industry data, years are to calendar years; and

•	all market share data as of any particular date are as of the 52 weeks then ended and are based on sales in the U.S. market, which with respect to soap products is measured by ounces sold, with respect to detergent products is measured by standard cases sold and with respect to air fresheners and canned meats is measured by units sold.

Legal Matters

      Our counsel, Snell & Wilmer L.L.P., Phoenix, Arizona, will issue a legal opinion concerning the validity of the Offered Debt Securities. Counsel named in the applicable prospectus supplement will advise the underwriters.

Experts

      The financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

$250,000,000

7% Senior Notes due 2006

Prospectus Supplement
August 14, 2001

Joint Book-Running Managers

Banc of America Securities LLC

Deutsche Banc Alex. Brown

Co-Managers

Banc One Capital Markets, Inc.

Wachovia Securities, Inc.